Bank of Montreal

Notice of Annual Meeting of
Shareholders, February 22, 2005

Proxy Circular

Table of Contents

Invitation to Shareholders	1
Notice of Annual Meeting of Shareholders of Bank of Montreal	2
Proxy Circular
Q&A on Proxy Voting	3
Business of the Meeting
• Financial Statements	5
• Election of the Board of Directors	5
• Appointment of Auditors	5
• Shareholder Proposals	5
Nominees for Election to Board of Directors	6
Board of Directors Compensation/Attendance	10
Reports
• Audit Committee	12
• Conduct Review Committee	13
• Governance and Nominating Committee	14
• Human Resources and Management Compensation Committee	15
• Risk Review Committee	16
Report on Executive Compensation	17
Executive Compensation	24
Indebtedness of Directors and Executive Officers	32
Performance Graph	33
Directors’ and Officers’ Insurance	33
Additional Information	34
Contacting the Board of Directors	34
Directors’ Approval	34
Schedule 1 - Governance Practices and
Charter of Expectations for Directors	35
Schedule 2 - Shareholder Proposals	42

Your Vote Counts...

Registered Shareholders

You will have received a form of proxy from Bank of Montreal’s transfer agent, Computershare Trust Company of Canada. Complete, sign and mail your form of proxy in the postage prepaid envelope provided or fax to the number indicated on the form. To vote in person at the meeting, see page 3 of the Proxy Circular.

Non-Registered Shareholders

Your shares are held in the name of a nominee (securities broker, trustee or other financial institution).
     You will have received a request for voting instructions from your broker. Follow the instructions on your Voting Instruction Form to vote by telephone, Internet or fax, or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided. To vote in person at the meeting, see the box on page 4 of the Proxy Circular.

Invitation to Shareholders

We are very pleased to invite you, as a valued shareholder of Bank of Montreal, to join the Board of Directors and senior leadership team at our annual meeting on February 22, 2005. Once again this year, it will take place at The Carlu in downtown Toronto.

This is your opportunity to receive a first-hand accounting of the Bank’s performance in 2004 and to learn about our plans for the future. Should you have questions about either, this is the best time and place to get answers.

     If you cannot attend the meeting in person, we urge you to exercise the power of your proxy vote in a simple procedure that is fully explained in the attached Proxy Circular.
     Should you require more details, you will find them on our corporate web site, www.bmo.com. Also available online is the full text of the Annual Report 2004, as well as quarterly results, recent presentations to the investment community, and other useful information. We will be providing live coverage of the annual meeting on our web site. A recorded version of the meeting will be available on the web site after the meeting.
     Whether you choose to make your vote count in person or by proxy, we appreciate your participation in this important forum for our shareholders.

Sincerely,

/s/ David Galloway	/s/ Tony Comper
David Galloway	Tony Comper
Chairman of the Board	President and Chief Executive Officer

January 5, 2005

Bank of Montreal Proxy Circular	1

Notice of Annual Meeting of Shareholders of Bank of Montreal

The 2005 Annual Meeting of Shareholders of Bank of Montreal will commence at 9:30 a.m. (Eastern Standard Time) on Tuesday, February 22, 2005 in the Concert Hall, The Carlu, 444 Yonge Street, 7th Floor, Toronto, Ontario, and will have the following purposes:

1.	To receive the financial statements of the Bank for the year ended October 31, 2004 and the auditors’ report on those statements;

2.	To elect the Board of Directors for 2005;

3.	To appoint auditors for 2005;

4.	To consider shareholder proposals, attached as Schedule 2 of the Proxy Circular; and

5.	To transact any other business properly before the meeting.

Shareholders as at January 5, 2005 will be entitled to vote at the meeting. The number of eligible votes* that may be cast at this meeting is 501,515,410, such number being the total number of Common Shares of the Bank outstanding on January 5, 2005.

     If you cannot attend the meeting in person, please complete the enclosed form of proxy and return it in the postage prepaid envelope provided, or fax it to 1-866-249-7775 within Canada and the United States or 416-263-9524 from all other countries. For your vote to be recorded, your proxy must be in the hands of Computershare Trust Company of Canada, by fax at the numbers noted above, or by mail at its Toronto office, no later than 5:00 p.m. (Eastern Standard Time) on Monday, February 21, 2005.

By order of the Board of Directors,

/s/ Velma J. Jones
Velma J. Jones
Vice-President and Secretary January 5, 2005

*The actual number of eligible votes may be less due to voting restrictions set forth in the Bank Act.

2	Bank of Montreal Proxy Circular

Proxy Circular

This Proxy Circular is dated December 31, 2004 and all information is as at this date, unless otherwise indicated.

Q&A on Proxy Voting

Q:	What am I voting on?
A:	Shareholders are voting on the election of directors to the Board of the Bank for 2005, the appointment of auditors for the Bank for 2005, and shareholder proposals.

Q:	Who is entitled to vote?
A:	Shareholders as at the close of business on January 5, 2005 are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Annual Meeting of Shareholders of Bank of Montreal, except shares of the Bank which are beneficially owned by: the Government of Canada or of a province or any of their agencies; or the government of a foreign country or any political subdivision thereof or any of its agencies; or any person who has acquired more than 10% of any class of shares of the Bank without the approval of the Minister of Finance. No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that are, in the aggregate, more than 20% of the eligible votes that may be cast.
If you acquired your shares after January 5, 2005, please refer to the answer to the question “What if ownership of shares has been transferred after January 5, 2005?” on page 4 to determine how you may vote such shares.

Q:	How do I vote?
A:	There are two ways you can vote your shares if you are a registered shareholder. You may vote in person at the meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the meeting. If your shares are held in the name of a nominee, please see the box on page 4 for voting instructions.

Q:	What if I plan to attend the meeting and vote in person?
A:	If you are a registered shareholder and plan to attend the meeting on February 22, 2005 and wish to vote your shares in person at the meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.
If your shares are held in the name of a nominee, please see the box on page 4 for voting instructions.

Q:	Who is soliciting my proxy?
A:	The enclosed form of proxy is being solicited by the management of Bank of Montreal and the associated costs will be borne by the Bank. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by employees of the Bank and/or Computershare Trust Company of Canada. The Bank will also use the services of an outside agency, Georgeson Shareholder Communications Canada, Inc., to solicit proxies, at a cost of approximately $35,000 to the Bank.

Q:	What if I sign the form of proxy enclosed with this circular?
A:	Signing the enclosed form of proxy gives authority to David Galloway or Tony Comper, each of whom is a director of the Bank, or to another person you have appointed, to vote your shares at the meeting.

Q:	Can I appoint someone other than these directors to vote my shares?
A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy. Note, however, that the terms of the Bank Act disallow voting by persons representing those entities referred to as exceptions in the answer to the question “Who is entitled to vote?”
It is important to ensure that any other person you appoint is attending the meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the meeting, present themselves to a representative of Computershare Trust Company of Canada.

Q:	What do I do with my completed proxy?
A:	Return it to the Bank’s transfer agent, Computershare Trust Company of Canada, in the envelope provided, or by fax to 1-866-249-7775 within Canada and the United States or
416-263-9524 from all other countries, so that it arrives no later than 5:00 p.m. (Eastern Standard Time) on Monday,
February 21, 2005. This will ensure that your vote is recorded.

Q:	If I change my mind, can I take back my proxy once I have given it?
A:	Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the Secretary of the Bank at the following address no later than 5:00 p.m. (Eastern Standard Time) on Monday, February 21, 2005 or to the Chairman on the day of the meeting, February 22, 2005, or any adjournment of the meeting.

Bank of Montreal Corporate Secretary’s Department 21st Floor, 1 First Canadian Place Toronto, Ontario M5X 1A1 Attention: Velma J. Jones, Vice-President and Secretary Fax: 416-867-6793

Q:	How will my shares be voted if I give my proxy?
A:	The persons named on the form of proxy must vote for or against or withhold from voting your shares in accordance with your directions, or you can let your proxyholder decide for you. In the absence of such directions, proxies received by management will be voted in favour of the election of directors to the Board and the appointment of auditors, and against the shareholder proposals set out in Schedule 2 of this Proxy Circular.

Bank of Montreal Proxy Circular	3

Q&A on Proxy Voting (continued)

Q:	What if amendments are made to these matters or if other matters are brought before the meeting?
A:	The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders of Bank of Montreal and with respect to other matters which may properly come before the meeting.
As of the time of printing of this Proxy Circular, management of the Bank knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	How many shares are entitled to vote?
A:	As of January 5, 2005, there were outstanding 501,515,410 Common Shares of the Bank. Subject to the terms of the Bank Act restricting the voting of shares (see “Who is entitled to vote?” on page 3), each registered shareholder has one vote for each Common Share held at the close of business on January 5, 2005.
To the knowledge of the directors and officers of the Bank, as of December 31, 2004 no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the outstanding Common Shares of the Bank.

Q:	What if ownership of shares has been transferred after January 5, 2005?
A:	The person who acquired such shares after January 5, 2005 must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask the Bank no later than 5:00 p.m. (Eastern Standard Time) on Friday, February 11, 2005 that his or her name be included in the list of shareholders before the meeting in order to be entitled to vote these shares at the meeting.

Q:	How will the votes be counted?
A:	Except as provided in the Bank Act, each question brought before the meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the meeting is entitled to a second or casting vote.

Q:	Who counts the votes?
A:	The Bank’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Bank to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Bank only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.
Q:	If I need to contact the transfer agent, how do I reach them?
A:	You can contact the transfer agent by mail at:
Computershare Trust Company of Canada
Proxy Department
P.O. Box 4599, Station A
Toronto, Ontario M5W 4Y4
or by telephone:
within Canada and the United States at 1-800-340-5021,
and from all other countries at (514) 982-7800.

Q:	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?
A:	There are two ways you can vote your shares held by your nominee. As required by Canadian securities legislation, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold.
For your shares to be voted for you, please follow the voting instructions provided by your nominee.
Since the Bank has limited access to the names of its non-registered shareholders, if you attend the meeting the Bank may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the meeting, insert your own name in the space provided on the request for voting instructions or form of proxy and return same by following the instructions provided. Do not otherwise complete the form as your vote will be taken at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.

Q:	What is the final date to submit a shareholder proposal for the 2006 Annual Meeting?
A:	The final date for submitting shareholder proposals to the Bank is November 23, 2005.

4	Bank of Montreal Proxy Circular

Business of the Meeting

1. Financial Statements

The Consolidated Financial Statements for the year ended October 31, 2004 are included in the Annual Report 2004 mailed to shareholders with the Notice of Annual Meeting of Shareholders and Proxy Circular.

2. Election of the Board of Directors

The 15 nominees proposed for election as directors of the Bank are listed beginning on page 6. All are currently directors of the Bank, with the exception of Mr. Kvisle. All nominees have established their eligibility and willingness to serve as directors. Directors will hold office until the next Annual Meeting of Shareholders of the Bank or until their successors are elected or appointed.
     Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of the nominees listed beginning on page 6. If, for any reason, at the time of the meeting any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

3. Appointment of Auditors

The directors propose that the firm of KPMG LLP be appointed as the auditors of the Bank for the 2005 fiscal year. During the year ended October 31, 2004, KPMG LLP served as the Bank’s auditors. For the four years ended October 31, 2003, KPMG LLP and PricewaterhouseCoopers LLP (formerly Coopers & Lybrand) served as the Bank’s auditors. KPMG LLP has served continuously since

1990. PricewaterhouseCoopers LLP, or its predecessor firms, served continuously from 1993 to 2003.

     As part of the Bank’s corporate governance practices, the Board continues to ensure that a strict policy is in place limiting the Shareholders’ Auditors from providing services not related to the audit. All services provided by the Shareholders’ Auditors are pre-approved by the Audit Committee.
     Fees paid to the Shareholders’ Auditors during the years ended October 31, 2004 and 2003 were as follows:

Fees in millions of dollars (1)	2004	2003

Audit fees (2)	$7.4	$8.8
Audit-related fees (3)	0.2	0.7
Tax fees (4)	0.0	3.5
All other fees (5)	0.4	2.0

Total	$8.0	$15.0

(1)	The classification of fees is based on the United States Securities and Exchange Commission definitions that were finalized in January 2003.
(2)	The 2003 amount related to pension audits has been reclassified from Audit-related fees to Audit fees to be consistent with the presentation for 2004.
(3)	Audit-related fees for 2003 and 2004 primarily relate to fees paid for accounting advice.
(4)	Tax fees in 2003 primarily relate to fees paid in connection with the preparation of tax returns for certain customers of Harris Trust and Savings Bank that were agreed to prior to the implementation of the Bank’s Auditor Independence Policy.
(5)	All other fees for 2003 and 2004 primarily relate to fees paid for corporate recovery services that were grandfathered when the Bank’s Auditor Independence Policy came into effect.

4. Shareholder Proposals

Shareholder proposals submitted for the consideration of shareholders are attached as Schedule 2 of this Proxy Circular.

Bank of Montreal Proxy Circular	5

Nominees for Election to Board of Directors

Robert M. Astley
Waterloo, Ontario, Canada

Director since October 26, 2004

Common Shareholdings:	4,485
Deferred Share Units:	–
Options:	–

Bob Astley, 60, a Corporate Director, is the former President and Chief Executive Officer of Clarica Life Insurance Company, a TSX listed life and health insurance company headquartered in Waterloo, and former President of Sun Life Financial Canada, comprising the Canadian life and health insurance and wealth management operations of Sun Life Financial Inc. In 1999, as President and Chief Executive Officer of Mutual Life of Canada, he led the organization and its stakeholders through a highly successful demutualization, initial public offering and corporate name change to Clarica Life Insurance Company. With the combining of the operations of Clarica and Sun Life Financial Services of Canada Inc. in 2002, Mr. Astley was appointed President of Sun Life Financial Canada, a position he held until his retirement in September 2004. During the period from 2000 to 2004, Mr. Astley served as a director of the following publicly traded companies: Clarica Life Insurance Company, Sun Life Financial Inc. and CI Fund Management Inc. Mr. Astley is a member of the Dean’s Advisory Council of the School of Business and Economics at Wilfred Laurier University, serves on the Board of Governors of the Stratford Festival of Canada and is a director of the Kitchener-Waterloo Symphony. He graduated from the University of Manitoba with an Honours degree in Science and is a Fellow of the Canadian Institute of Actuaries.

     Mr. Astley is a member of the Bank’s Human Resources and Management Compensation Committee and its Risk Review Committee.

Stephen E. Bachand
Ponte Vedra Beach, Florida, U.S.A.

Director since July 1, 1999

Common Shareholdings:	28,200
Deferred Share Units:	14,178
Options:	10,500

Stephen Bachand, 66, a Corporate Director, is the former President and Chief Executive Officer of Canadian Tire Corporation, Limited. He currently serves on the boards of Canadian Pacific Railway Limited and Fairmont Hotels & Resorts Inc. In addition, at different times during the period from 2000 to 2004, Mr. Bachand served as a director of the following publicly traded companies: Canadian Tire Corporation, Limited, Krystal Bond Inc. and Canadian Pacific Limited. He graduated from Williams College in Williamstown, Massachusetts with a B.A. and from the Darden School of the University of Virginia with an M.B.A.

     Mr. Bachand chairs the Bank’s Human Resources and Management Compensation Committee and is a member of its Governance and Nominating Committee.

David R. Beatty, O.B.E.
Toronto, Ontario, Canada

Director since January 20, 1992

Common Shareholdings:	4,000
Deferred Share Units:	17,087
Options:	10,500

David Beatty, 62, is Chairman and Chief Executive Officer of Beatinvest Limited, a holding company, and is the former Chairman and Chief Executive Officer of Old Canada Investment Corporation Limited, an investment management company. Mr. Beatty is the Managing Director of the Canadian Coalition for Good Governance, an organization that represents 50 pension funds, mutual funds and money managers with over $500 billion in assets. Mr. Beatty is a director of First Service Corporation, Garbell Holdings Limited, Goldcorp Inc., Inmet Mining Corporation, Thistle Mining and Husky Injection Molding Limited. In addition, at different times during the period from 2000 to 2004, Mr. Beatty served as a director of the following publicly traded companies: Quebecor Media Inc., Strongco Inc. and Invesprint Corporation. He is Professor of Strategic Management and director of the Clarkson Centre for Business Ethics and Board Effectiveness at the University of Toronto’s Rotman School of Management. Mr. Beatty is Honorary Consul to Canada for the Government of Papua New Guinea and in 1993 was awarded the O.B.E. A graduate in economics from Trinity College of the University of Toronto, he was a Nuffield Scholar at Queen’s College, Cambridge, where he obtained an M.A.

     Mr. Beatty chairs the Bank’s Risk Review Committee and is a member of its Governance and Nominating Committee.

Robert Chevrier, F.C.A.
Ile des Sœurs, Quebec, Canada

Director since February 29, 2000 Common Shareholdings:	10,000
Preferred Shareholdings:	2,000
(Class B, Series 4) Deferred Share Units:	9,422
Options:	10,500

Robert Chevrier, 61, is President of Société de gestion Roche Inc., a management and investment company. He was formerly Chairman and Chief Executive Officer of Rexel Canada Inc. He also serves as a director of Addenda Capital Inc., Transcontinental Inc., CGI Group Inc., Cascades Inc. and Richelieu Hardware Ltd. In addition, at different times during the period from 2000 to 2004, Mr. Chevrier served as a director of the following publicly traded companies: Donohue Inc., Les Boutiques San Francisco Inc. and Westburne Inc. He is a graduate of Concordia University and is a Fellow of the Institute of Chartered Accountants.

     Mr. Chevrier is a member of the Bank’s Audit Committee and is one of the Audit Committee Financial Experts. In addition, he serves on the Conduct Review Committee and is a director of The Pension Fund Society of Bank of Montreal.

6	Bank of Montreal Proxy Circular

F. Anthony Comper
Toronto, Ontario, Canada

Director since January 15, 1990

Common Shareholdings:	76,365
Deferred Stock Units*:	289,242

Tony Comper, 59, is President and Chief Executive Officer of BMO Financial Group. He was appointed Chief Executive Officer in February 1999 and served as Chairman from July 1999 to May 2004. In over three decades with the Bank, he has served in virtually all its major operating areas. Mr. Comper serves on the Board of Directors of the Bank and of its subsidiaries, Harris Financial Corp. and BMO Nesbitt Burns Corporation Limited. During the last five years, Mr. Comper did not serve as a director of any other publicly traded company. He is a member of the Board of Directors of the International Monetary Conference, Vice-Chair of the C.D. Howe Institute, a director of Catalyst – New York, Chair of Catalyst’s Canadian Board of Advisors, a member of the North American Policy Committee of the Canadian Council of Chief Executives, Chair of the Corporate Advisory Board of The Learning Partnership, a member of the Women in Capital Markets Advisory Council and a member of the International Business Leaders Advisory Council of the Mayor of Beijing. Mr. Comper also served as Chair of the Campaign for the University of Toronto.

Ronald H. Farmer
Toronto, Ontario, Canada

Director since November 25, 2003

Common Shareholdings:	4,000
Deferred Share Units:	2,197
Options:	–

Ron Farmer, 54, is Managing Director of Mosaic Capital Partners, a Toronto-based holding company with interests in several private companies. Prior to joining Mosaic in 2003, he spent 25 years with McKinsey & Company, serving as the Managing Partner for the Canadian practice from 1991 to 1997 and as a senior Director from 1998 until his retirement in December 2002. Mr. Farmer is a director of Integran Technologies, Flatiron Information Services and Signature Health Partners, as well as several not-for-profit organizations. He did not serve as a director of any other publicly traded company during the period from 2000 to 2004. He holds a B.A. and an M.B.A. from the University of Western Ontario.

     Mr. Farmer is a member of the Bank’s Human Resources and Management Compensation Committee.

David A. Galloway
Toronto, Ontario, Canada

Director since February 24, 1998

Common Shareholdings:	2,000
Deferred Share Units:	16,196
Options:	10,500

David Galloway, 61, is Chairman of the Board of the Bank, having been appointed to this position effective May 1, 2004. Prior to this he was a Corporate Director and former President and Chief Executive Officer of Torstar Corporation from 1988 to 2002. He is Chairman of the Board of Trustees of the Hospital for Sick Children and serves on the following company boards: Hudson’s Bay Company, Toromont Industries Ltd., E.W. Scripps Company and Harris Financial Corp. In addition, at different times during the period from 2000 to 2004, Mr. Galloway served as a director of the following publicly traded companies: Clearnet Corporation, Corel Corporation, Torstar Corporation, Visible Genetics Inc. and Westburne Corporation. Mr. Galloway has a B.A. (Hons.) in political science and economics from the University of Toronto and an M.B.A. from Harvard Business School.

     Mr. Galloway is a member of the Bank’s Governance and Nominating Committee, Risk Review Committee and Human Resources and Management Compensation Committee, and is an ex officio member of the Bank’s Audit and Conduct Review Committees and of the Board of The Pension Fund Society of Bank of Montreal. He is also a member of the Risk Oversight Committee at Harris Financial Corp.

*	Mr. Comper does not receive compensation for his services as director and he is not entitled to receive Deferred Share Units or Options under the non-officer director plans, both as described on pages 10 and 11.
Mr. Comper received Deferred Stock Units under the Bank’s Deferred Stock Unit Plan, Performance Share Units under the Bank’s Mid-Term Incentive Plan and Options under the Bank’s Stock Option Plan, as described in the Report on Executive Compensation.

Bank of Montreal Proxy Circular	7

Nominees for Election to Board of Directors (continued)

Harold N. Kvisle
Calgary, Alberta, Canada

Common Shareholdings:	413
Deferred Share Units:	–
Options:	–

Harold Kvisle, 52, is President and Chief Executive Officer of TransCanada Corporation, a leading North American energy company, focused on natural gas transmission and power generation. He joined TransCanada in 1999 as Executive Vice-President, Trading and Business Development and was appointed to his current position in April 2001. Mr. Kvisle is a director of TransCanada Corporation, PrimeWest Energy Inc. and Norske Skog Canada Limited, and is Chair of the Board of Governors, Mount Royal College. In addition, at different times during the period from 2000 to 2004, Mr. Kvisle served as a director of the following publicly traded companies: TransCanada PipeLines Limited, TransCanada Power, L.P. and ARC Strategic Energy Fund. He was the 2004 Chairman of the Board of the Interstate Natural Gas Association of America.

     He holds an M.B.A. from the University of Calgary and a B.Sc. (Eng.) from the University of Alberta.

Eva Lee Kwok
Vancouver, British Columbia, Canada

Director since September 14, 1999

Common Shareholdings:	4,000
Deferred Share Units:	11,408
Options:	10,500

Eva Lee Kwok, 62, is Chair and Chief Executive Officer of Amara International Investment Corp., a private corporation with diversified interests focused on real estate and land development, cross-cultural management and strategic partnerships. She also serves as a director of the following companies: Husky Energy Inc., CK Life Sciences Int’l., (Holdings) Inc., Shoppers Drug Mart Corporation and Cheung Kong Infrastructure Holdings Ltd. In addition, at different times during the period from 2000 to 2004, Mrs. Kwok served as a director of the following publicly traded companies: Air Canada, Fletcher Challenge Canada and Telesystem International Wireless Inc. Mrs. Kwok has an M.Sc. in nutrition from King’s College, University of London.

     Mrs. Kwok is a member of the Bank’s Audit and Conduct Review Committees.

Bruce H. Mitchell
Toronto, Ontario, Canada

Director since August 17, 1999

Common Shareholdings:	20,000
Deferred Share Units:	11,819
Options:	10,500

Bruce Mitchell, 58, is Chairman and Chief Executive Officer of Permian Industries Limited, a Toronto-based management and holding company with interests in the North American food processing and technology industries. Mr. Mitchell has served on the board and executive committees of Ridley College and UNICEF Canada, is a member of the Board of Trustees and a councillor of Queen’s University, a director of CFM Corporation and GSW Inc., and Vice-Chair of The Canadian Institute for Advanced Research. He did not serve as a director of any other publicly traded company during the period from 2000 to 2004. He holds a B.Sc. from Queen’s University and an M.B.A. from Harvard University.

     Mr. Mitchell is Chair of the Bank’s Governance and Nominating Committee and is a member of the Risk Review Committee.

Philip S. Orsino, O.C., F.C.A.
Toronto, Ontario, Canada

Director since July 1, 1999

Common Shareholdings:	7,500
Deferred Share Units:	8,563
Options:	10,500

Philip Orsino, 50, is President and Chief Executive Officer of Masonite International Corporation (formerly Premdor Inc.), an integrated global building products company with operating facilities in North America, South America, Europe, Asia and Africa. Mr. Orsino is an active volunteer and is involved in many community activities. He currently serves as a member of the board and Chairman of the Finance and Audit Committee of the University Health Network. A published author, Mr. Orsino was appointed an Officer of the Order of Canada in 2004, was the recipient of the 2003 Canada’s Outstanding CEO of the Year Award, received the University of Toronto’s Distinguished Business Alumni Award for 2002 and won the 1998 Entrepreneur of the Year Award for Manufacturing sponsored by Ernst & Young International. He currently serves as a director of Masonite International Corporation and Clairvest Group Inc. During the period from 2000 to 2004, Mr. Orsino did not serve as a director of any other publicly traded company.

     Mr. Orsino is a member of the Bank’s Audit Committee and is one of the Audit Committee Financial Experts. In addition, he serves on the Conduct Review Committee.

8	Bank of Montreal Proxy Circular

J. Robert S. Prichard,
O.C., O.Ont.
Toronto, Ontario, Canada

Director since July 18, 2000

Common Shareholdings:	4,000
Deferred Share Units:	8,379
Options:	10,500

Robert Prichard, 55, is President and Chief Executive Officer of Torstar Corporation, a broadly based Canadian media company. Torstar Corporation has two principal businesses: newspapers, led by The Toronto Star, Canada’s largest daily, and book publishing, through Harlequin Enterprises, the leading global publisher of women’s fiction. He is also President Emeritus of the University of Toronto, having served as President from 1990 to 2000. Mr. Prichard is a director of Torstar Corporation, Onex Corporation, George Weston Ltd. and Four Seasons Hotels Inc. In addition, at different times during the period from 2000 to 2004, Mr. Prichard served as a director of the following publicly traded companies: 724 Solutions Inc., Brascan Corporation, Gildan Activewear Inc., Moore Corporation, St. Lawrence Cement Group Inc., Tesma International Inc., Charles River Associates and Visible Genetics Inc. He was appointed an Officer of the Order of Canada in 1994 and received the Order of Ontario in 2000.

     Mr. Prichard is a member of the Bank’s Human Resources and Management Compensation Committee.

Jeremy H. Reitman
Montreal, Quebec, Canada

Director since January 19, 1987

Common Shareholdings:	10,000
Deferred Share Units:	22,577
Options:	10,500

Jeremy Reitman, 59, is President, Chief Executive Officer and a director of Reitmans (Canada) Limited, a retailing company. He is also a member of the Board of Governors of McGill University. During the period from 2000 to 2004, Mr. Reitman did not serve as a director of any other publicly traded company. A lawyer by profession, Mr. Reitman studied at Dartmouth College, Hanover, New Hampshire (A.B.) and McGill University (B.C.L.).

     In addition to chairing the Bank’s Audit Committee, he is a member of the Governance and Nominating Committee and Conduct Review Committee and is an ex officio member of the Risk Review Committee.

Guylaine Saucier,
C.M., F.C.A.
Montreal, Quebec, Canada

Director since May 1, 1992

Common Shareholdings:	8,090
Preferred Shareholdings:	400
(Class B, Series 4)
Deferred Share Units:	19,196
Options:	10,500

Guylaine Saucier, 58, is a Corporate Director who serves on the boards of Nortel Networks Corporation, AXA Assurance Inc., Petro-Canada, Tembec Inc., Altran Technologies, Fondation du Musée des Beaux Arts and the International Federation of Accountants. During the period from 2000 to 2004, Mme Saucier did not serve as a director of any other publicly traded company. She is a former Chairman of the Board of Directors of the Canadian Broadcasting Corporation, a former director of the Bank of Canada, a former Chair of the Canadian Institute of Chartered Accountants (CICA), and Chair of the Joint Committee on Corporate Governance established by the CICA, the Toronto Stock Exchange and the Canadian Venture Exchange, and was also the first woman to serve as President of the Quebec Chamber of Commerce. Mme Saucier obtained a B.A. from Collège Marguerite-Bourgeois and a B.Comm. from the École des Hautes Études Commerciales, Université de Montréal. She is a Fellow of the Institute of Chartered Accountants and a member of the Order of Canada. In 2004, she received the Fellowship Award from the Institute of Corporate Directors.

     In addition to chairing the board of The Pension Fund Society of Bank of Montreal, Mme Saucier is a member of the Bank’s Audit Committee and is one of the Audit Committee Financial Experts. She also serves on the Conduct Review Committee.

Nancy C. Southern
Calgary, Alberta, Canada

Director since September 1, 1996

Common Shareholdings:	8,441
Deferred Share Units:	5,107
Options:	10,500

Nancy Southern, 48, is President and Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited and a director of both corporations. ATCO Group is an Alberta-based corporation with companies actively engaged in power generation, utilities, logistics and energy services, industrials and technologies. She is also a director of Shell Canada Ltd., Akita Drilling Ltd. and Sentgraf Enterprises Ltd. and Executive Vice-President of Spruce Meadows, renowned as one of the world’s finest show jumping facilities. Ms. Southern did not serve as a director of any other publicly traded company during the period from 2000 to 2004. Ms. Southern was born and raised in Calgary and has been involved in many community endeavours.

     Ms. Southern is a member of the Bank’s Risk Review Committee.

Common and Preferred Shareholdings of the Bank as listed for all nominees are those over which control or direction is exercised as at December 31, 2004. Deferred Share Units and Options are as at December 31, 2004. For a description of Deferred Share Units and Options under the non-officer director plans see pages 10 and 11.

Bank of Montreal Proxy Circular	9

Nominees for Election to Board of Directors (continued)

Additional Disclosure Relating to Directors

To the knowledge of the Bank, no director of the Bank is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:
(i) Mr. Bachand, a director of the Bank, was a director of Krystal Bond Inc. when it became subject to a cease trade order for failure to file financial statements on April 12, 2002. It has since ceased to operate as a going concern;

(ii) Mr. Beatty, a director of the Bank, is a director of Thistle Mining Inc., which announced on December 21, 2004 that it intends to undertake a restructuring under the Companies’ Creditors Arrangement Act (CCAA). Thistle’s common shares have been suspended from trading effective December 31, 2004 by the Toronto Stock Exchange due to the announced restructuring;
(iii) Mr. Galloway, the Chairman and a director of the Bank, was a director of ITI Education Corporation (due to Torstar’s 40% ownership) when it voluntarily agreed to the appointment of a receiver in August 2001;
(iv) Mrs. Kwok, a director of the Bank, was a director of Air Canada when it filed for protection under the CCAA in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004, though Mrs. Kwok is no longer a director of Air Canada; and
(v) Mme Saucier, a director of the Bank, is a director of Nortel Networks Corporation and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel’s failure to file financial statements. This cease trade order is still in effect.

Board of Directors Compensation/Attendance

How Is the Board Compensated? (a)

Directors’ compensation is paid only to non-employee directors.
•	Chairman of the Board annual retainer: $275,000(b)
•	Annual retainer: $80,000 per year
•	Board meeting fee: $1,500 per meeting
•	Committee meeting fee: $1,500 per meeting
•	Committee Chair retainers: Audit Committee $35,000; Governance and Nominating Committee $25,000; Human Resources and Management Compensation Committee $25,000; Risk Review Committee $25,000; Conduct Review Committee $15,000
•	Travel fees: $1,500 per trip for directors having to travel more than 1,000 kilometres from their principal residence to participate in a meeting or series of meetings
•	Related travel and out-of-pocket expenses

Notes
(a)	During the course of the year, five non-employee directors of the Bank served as directors of subsidiaries and affiliates, for which they received additional compensation as follows:
     Harris Financial Corp. – annual retainer: US$100,000; no Board or Committee meeting fees. Mr. Galloway is a director of Harris Financial Corp.
     The Pension Fund Society of Bank of Montreal – no annual retainer; Board meeting fee: $1,500; Chair retainer: $15,000. Mme Saucier, Chair and Messrs. Chevrier, McKenna and Rotman are directors of The Pension Fund Society of Bank of Montreal. (Management directors do not receive compensation for their services as directors.)
Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board and Committee meetings of subsidiaries and affiliates.
(b)	The Chairman of the Board receives no additional fees in his capacity as a director.

Deferred Share Unit Plan for Non-Employee Directors

To ensure that directors’ compensation is aligned with shareholders’ interests:
•	50% of a director’s annual retainer must be paid in Common Shares of the Bank (purchased on the open market) or in Deferred Share Units. Directors have the option to receive up to 100% of their annual retainer and meeting fees this way. In fiscal 2004, the 16 non-employee directors elected to take all or part of their annual retainer and meeting fees in Common Shares or Deferred Share Units with the exception of Mr. Astley, who was appointed to the Board on October 26, 2004. Directors are required to hold six times their annual retainer in Common Shares and/or Deferred Share Units and, until this position is achieved, directors must take all remuneration in the form of either Common Shares or Deferred Share Units. As at December 31, 2004, all non-employee directors were in compliance with shareholding requirements with the exception of the two most recently appointed directors, Messrs. Astley and Farmer.
•	A Deferred Share Unit is an amount owed by the Bank to directors having the same value as one Common Share of the Bank, but is not paid out until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Bank throughout the director’s period of Board service. Payment of Deferred Share Units may be in cash or in Common Shares of the Bank purchased on the open market. As at December 31, 2004, the amount owing in respect of Deferred Share Units currently outstanding to Board members was $11,067,635.
•	Only non-employee directors participate.

10	Bank of Montreal Proxy Circular

Shareholdings of Board Members as at December 31, 2004
•	Total Common Shares held by non-employee directors: 156,257
•	Total Deferred Share Units held by non-employee directors: 197,983
•	Total value of Common Shares and Deferred Share Units held by non-employee directors was $20,460,902 based on the closing price of the Bank’s Common Shares on the Toronto Stock Exchange as of December 31, 2004, which was $57.76.

Non-Officer Director Stock Option Plan

In 2002, shareholders approved the Non-Officer Director Stock Option Plan. The Plan provided for an initial and annual grants to purchase Common Shares to non-officer directors, in amounts to be determined by the Board of Directors. During fiscal years 2003 and 2002, respectively, 105,000 and 42,000 stock options were granted. The exercise price for options was set at the market value of the Bank’s Common Shares at the time of the grant. Options vest 25% per year over four years from the date of grant. Except for directors who had attained 62 years of age at the time of the grant, one half of the options granted to each director cannot be exercised unless the price of the Bank’s Common Shares has increased by 50% since the date of grant. If such price threshold is not met, the options expire worthless. Options granted under the Plan may be exercised for a period of ten years from the date of the grant, subject to termination at an earlier date upon the retirement from the Board or death of their holders.
     The granting of options under this Plan was discontinued effective November 1, 2003.

Summary of Board and Committee Meetings Held

For the 12-month period ended October 31, 2004

Board (a)	10
Audit Committee	6
Conduct Review Committee	4
Governance and Nominating Committee	8
Human Resources and Management Compensation Committee	7
Risk Review Committee	7
Special Committee (b)	3
Pension Fund Society Board (c)	5

Total number of meetings held	50

(a)	In addition to the nine regularly scheduled Board meetings, there was also one all-day Board Strategy Session.
(b)	During fiscal 2004 a Special Committee was established to consider and recommend to the Board a Non-Executive Chairman of the Board.
(c)	The Board of the Pension Fund Society is not a Board committee but certain directors of the Bank serve as members.

Summary of Attendance of Directors

For the 12-month period ended October 31, 2004
	Board	Committee
	meetings	meetings
Director	attended	attended (a)

Robert M. Astley (b)	1 of 1	N/A
Stephen E. Bachand	10 of 10	17 of 18
David R. Beatty	10 of 10	18 of 18
Robert Chevrier	9 of 10	18 of 18
F. Anthony Comper (c)	10 of 10	30 of 31
Ronald H. Farmer	10 of 10	9 of 9
David A. Galloway (d)	10 of 10	24 of 24
Eva Lee Kwok	10 of 10	13 of 13
J. Blair MacAulay	10 of 10	18 of 18
Hon. Frank McKenna	10 of 10	14 of 15
Bruce H. Mitchell	10 of 10	18 of 18
Philip S. Orsino	9 of 10	9 of 10
J. Robert S. Prichard	10 of 10	9 of 10
Jeremy H. Reitman	10 of 10	27 of 28
Joseph L. Rotman	9 of 10	14 of 15
Guylaine Saucier	9 of 10	15 of 15
Nancy C. Southern	8 of 10	9 of 10

(a)	Includes attendance at Board meetings of The Pension Fund Society.
(b)	Mr. Astley was appointed a director effective October 26, 2004.
(c)	Mr. Comper is not a member of any of the Board committees; he attended committee meetings as a management invitee.
(d)	As of May 1, 2004, Mr. Galloway, in his capacity as Chairman of the Board, was appointed an ex officio member of the Audit and Conduct Review Committees and the Pension Fund Society Board and as such he attended 7 of 7 meetings which are included in the above summary.

Bank of Montreal Proxy Circular	11

Report of the Audit Committee

The Audit Committee supports the Board in overseeing the integrity of the Bank’s financial reporting, its internal control, disclosure control and internal audit function, and its compliance with legal and regulatory requirements. The Committee also reviews and assesses the qualifications, independence and performance of the Shareholders’Auditors.

Year in Review
Financial Reporting
•	Reviewed with management adoption by the Bank of new accounting standards and emerging best practices in response to changes in securities legislation. The Bank’s Chief Executive Officer and Chief Financial Officer continue to certify the Consolidated Financial Statements and related disclosure materials, as required under the new rules adopted by the Canadian Securities Administrators and the Sarbanes-Oxley Act.
•	Reviewed with management and the Shareholders’Auditors: the appropriateness of the Bank’s accounting and financial reporting, the impact of adopting new accounting standards, the accounting treatment of significant risks and uncertainties, the key estimates and judgments of management that were material to the Bank’s financial reporting, and the disclosure of critical accounting policies.
•	Reviewed and recommended for approval by the Board: the Audited Consolidated Financial Statements, Management’s Discussion and Analysis and financial releases on an annual and quarterly basis, and the Annual Information Form on an annual basis. Also reviewed and recommended for approval by their respective Boards the annual Financial Statements of certain subsidiaries. The Committee concluded these documents were complete, fairly presented and in accordance with generally accepted accounting principles that were consistently applied.
•	Reviewed the annual examination report from the Office of the Superintendent of Financial Institutions.
•	Monitored the Bank’s progress on the launch of a significant new management reporting system.

Internal Control and Disclosure Control
•	Reviewed the processes involved in evaluating the Bank’s internal control environment. Specifically, the Committee approved the annual audit plan; reviewed quarterly reports of the Chief Auditor related to internal control; evaluated internal audit processes; and reviewed on a regular basis the adequacy of resources and independence of the Corporate Audit function.
•	Monitored the Bank’s progress on its project related to Sarbanes-Oxley certification requirements that will become effective as at October 31, 2005.

•	Reviewed and approved corporate standards and policies relating to internal control and financial governance, as well as the Corporate Audit mandate.
•	Met regularly with the Chief Auditor without management present.
•	Examined key regulatory developments and assessed their implications for the Bank.
•	Reviewed the Bank’s adherence to the Standards of Sound Business and Financial Practices prescribed by the Canada Deposit Insurance Corporation.
•	Examined reports of the General Counsel on all legal matters and matters related to taxation and litigation.
•	Examined reports of the Chief Compliance Officer on matters relating to compliance.
•	Reviewed recommendations of the Shareholders’Auditors and external regulators, as well as management’s response.

Shareholders’ Auditors
•	Monitored the transition from the joint audit by KPMG llp and PricewaterhouseCoopers llp to a sole audit by KPMG llp.
•	Reviewed and approved revisions to the Bank’s Auditor Independence Policy in response to the Sarbanes-Oxley Act and emerging best practices. The revised Policy continues to exceed regulatory requirements and strictly curtails non-audit services by the Shareholders’Auditors. The Committee confirmed that appropriate practices are being followed to safeguard the independence of the Shareholders’Auditors.
•	Reviewed and approved all audit and permitted non-audit services performed by the Shareholders’Auditors in accordance with the Bank’s Auditor Independence Policy.
•	Reviewed the reports of the Shareholders’Auditors outlining all relationships between the Shareholders’Auditors and the Bank to confirm the independence of the Shareholders’Auditors.
•	Met regularly with the Shareholders’ Auditors without management present.

The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended October 31, 2004.

/s/ Jeremy H. Reitman
Jeremy H. Reitman
Chair

12	Bank of Montreal Proxy Circular

Report of the Conduct Review Committee

The Conduct Review Committee supports the Board in overseeing the Bank’s procedures for complying with the Self-Dealing Provisions of the Bank Act and other governing legislation; the standards of business conduct and ethics for the Bank’s directors, senior management and employees; consumer protection measures and procedures for dealing with customer complaints; the use and disclosure of personal customer and employee information; and asset securitizations.

Year in Review
•	Reviewed and approved the Bank’s updated procedures for complying with the Self-Dealing Provisions of the Bank Act and other governing legislation. Internal and external developments have required that these procedures be updated. Among the changes, the Bank enhanced self-disclosure requirements on Related Parties. The Bank has also chosen a higher standard than strictly required by the Self-Dealing Provisions where corporate governance is better served, or the Self-Dealing Provisions are unclear or difficult to implement.
•	Reviewed material transactions between Bank of Montreal, Bank of Montreal Mortgage Corporation, BMO Trust Company, BMO Life Insurance Company and their Related Parties in order to identify any potential material effects on the stability and solvency of the participants.
•	Reviewed the revised FirstPrinciples: Our Code of Business Conduct and Ethics, and recommended its approval to the Board. Effective January 1, 2004, the revised FirstPrinciples was elevated to the status of corporate policy, further demonstrating the Bank’s commitment to promoting ethical business conduct and fulfilling regulatory requirements. The new policy pulls together a wide range of business conduct issues as well as other related corporate policies (e.g., Privacy, Anti-Money Laundering). Among the changes, directors of Bank of Montreal are now required to sign an annual acknowledgement, along with officers and employees, that they have read, understood and complied with the policy. Other significant changes include the adoption of whistle-blowing and anti-retaliatory provisions under the U.S. Sarbanes-Oxley Act and the posting of FirstPrinciples on BMO’s public web site.
•	Reviewed the Bank’s procedures for conflict of interest and personal trading in securities.

•	Reviewed the Bank’s procedures for dealing with customer complaints, including the Bank Ombudsman’s annual report on complaints resolution, and other consumer protection provisions, including procedures to fulfil the obligations imposed by the Financial Consumer Agency of Canada (FCAC).
•	Reviewed the Bank’s report on the status of the FCAC compliance regime, as well as updates on FCAC activities and requirements and their impact on the Bank.
•	Examined reports on disclosure of information to customers/borrowers in compliance with the Bank Act, including the Chief Auditor’s attestation regarding the Bank’s related internal controls.
•	Reviewed reports on the use and disclosure of confidential information, including customer and employee information, to monitor compliance with the obligations imposed by Privacy legislation.
•	Reviewed the General Arrangement on Asset Securitizations, as well as new and updated asset securitization transactions in the fiscal year.

The Committee is satisfied that it appropriately fulfilled its mandate for the year ended October 31, 2004.

/s/ Frank McKenna
Frank McKenna
Chair

Bank of Montreal Proxy Circular	13

Report of the Governance and Nominating Committee

The Governance and Nominating Committee is responsible for developing and maintaining governance principles consistent with high standards of corporate governance. As part of its charter, the Committee identifies and recommends candidates for nomination to the Board, monitors the orientation program for new directors and maintains a process for assessing the performance of the Board, its committees and individual directors.
      The members of the Committee extend their thanks to Blair MacAulay for performing the role of Lead Director and for his leadership of the Committee over the past seven years.

Year in Review
•	Independent Chairman of the Board – Recommended to the Board a job description and selection process for an independent Chairman of the Board, with the Board ultimately appointing David Galloway to the position. (Blair MacAulay, Chair of the Governance and Nominating Committee, acted as Chair of the Selection Committee.)
•	Corporate Governance Initiatives – Continued assessment of the Bank’s system of corporate governance. (For a detailed comparison of the Bank’s governance system with the Toronto Stock Exchange corporate governance disclosure guidelines, see Schedule 1 of this document. A full review of corporate governance practices is available on the Bank’s web site, www.bmo.com.)
•	Augmentation of the Board – Utilized the Committee’s Prospective Directors List and external consultants to identify potential Board candidates. The Committee has recommended and the Board has approved the appointment of Robert Astley as a director. In addition, Harold Kvisle has indicated his willingness to stand for election at the Annual Meeting in 2005.
•	Board/Committee Composition – Assessed the composition and size of the Board, examining its breadth and diversity of experience.
•	Recommended to the Board the list of nominees to stand for election as directors at the Annual Meeting, as well as the list of members and Committee Chairs for the year.
•	New Governance and Nominating Committee Chair – Recommended the appointment of Bruce Mitchell as Chair, replacing Blair MacAulay, who is retiring as a director. This change was made six months prior to Mr. MacAulay’s pending retirement from the Board in order to allow for an orderly transition.
•	Assessing Performance – Conducted the annual formal evaluation of the effectiveness of the Board and its committees, with the conclusions being reviewed with the Board and forming the basis for possible changes. Also conducted the annual peer evaluation of directors that measures the effectiveness of individual members in relation to the Board’s Charter of Expectations for Directors. (Going forward the Committee will be assessing the performance of the Chairman of the Board.)
•	Director Independence, Shareholdings and Attendance – Determined that, based on a questionnaire completed by each member of the Board, all directors, with the exception of the President & CEO Tony Comper, were independent in accordance with the Independence Standards approved by the Board. Reviewed the shareholdings of directors and concluded that all directors currently meet the six times annual retainer requirement with the exception of the two most recently appointed directors, Messrs. Astley and Farmer. Monitored director attendance and determined that all directors met the requirement to attend at least 75% of all meetings (Board and Committee) that they are eligible to attend during the year.
•	Director Compensation – Conducted an assessment of the compensation practices of other corporations, determined that the changes implemented by the Bank in 2003 continued to be satisfactory and recommended to the Board that no changes be made for the current year.
•	Shareholder Proposals – Assessed the merits of the eight shareholder proposals put forward at the last Annual Meeting and developed responses for consideration by the Board.
•	Annual Strategy Session – Reviewed and made recommendations to management on the format of the Board’s annual Strategy Session to ensure the greatest possible opportunity for directors’ feedback to management on the strategic direction of the Bank. Following the session, conducted a survey which concluded that directors felt the session was useful and met expectations.
•	Annual Reviews and Updates – Supervised the annual review of the Approval/Oversight Guidelines, which define the lines of accountability for both the Board and management. Assessed the effectiveness of the orientation process for new directors and committee members, the Charter of Expectations for Directors, the Board policies, as well as the Committee charter, and concluded that with minor amendments they continued to accurately reflect best practices.

The Bank’s comprehensive governance program is consistent with, and in a number of instances goes beyond, the Toronto Stock Exchange corporate governance disclosure guidelines.
     The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended October 31, 2004.

/s/ Blair MacAulay	/s/ Bruce Mitchell

Blair MacAulay Chair	Bruce Mitchell Incoming Chair

14	Bank of Montreal Proxy Circular

Report of the Human Resources and
Management Compensation Committee

The Human Resources and Management Compensation Committee is responsible for assisting the Board of Directors in ensuring that human resources strategies support the Bank’s objectives and sustain shareholder value.

Year in Review

During the year, the Committee reviewed strategic, organizational and leadership issues, executive compensation programs, performance assessments of the Bank’s most senior executives and succession management for all key executive positions. In fulfilling its role, the Committee:
•	Reviewed and approved the Bank’s overall approach to executive compensation, including compensation principles and objectives for total compensation, any changes to short-, mid- and long-term incentive programs, and the policies that govern the ongoing administration of all components of compensation.
•	Ensured that effective succession plans (short-term and long-term) for senior executive positions continue to be in place. These succession plans were reviewed with the Board of Directors.
•	Recommended to the Board of Directors the appointment and reassignment of members of the Bank’s Management Board Executive Committee (i.e., the ten most senior executives) and reviewed and approved the appointment and reassignment of other executives.
•	Assessed the performance of the Bank’s Chief Executive Officer and reviewed the assessment with the Board of Directors; determined the Chief Executive Officer’s compensation based on the Bank’s performance for the past fiscal year.
•	Reviewed annual performance assessments submitted by the Chief Executive Officer for the nine other senior executives, and reviewed and approved compensation for these nine executives.

•	Reviewed a comprehensive assessment of the human resources strategic priorities to widen and deepen the Bank’s performance culture. Progress being made against these key strategies included:
–	increasing operational efficiency and effectiveness through organizational redesign and reduction of management layers,
–	establishing more aggressive performance standards and aligning compensation to those standards,
–	enhancing the management of talent and succession,
–	strengthening employee engagement (morale) and the Bank’s status as an employer of choice, and
–	matching training and development with business needs and implementing more cost-efficient training delivery models.

A summary of the assessment and recommended enhancements for 2004/2005 was reported to the Board of Directors.

The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended October 31, 2004.

/s/ Stephen E. Bachand
Stephen E. Bachand
Chair

Bank of Montreal Proxy Circular	15

Report of the Risk Review Committee

The Risk Review Committee supports the Board in fulfilling its oversight responsibilities in relation to the identification, documentation, measurement and management of significant risks affecting the Bank. The Committee also monitors the Bank’s compliance with risk-related regulatory requirements and with its internal risk management policies and procedures.

Year in Review
•	Reviewed, amended and approved corporate policies that address risk management by means of controls, including controls on the authorities and limits delegated to the Chief Executive Officer. These policies and controls are aligned with prudent, proactive risk management principles, prevailing market conditions and the business requirements of the approved strategies. They are also designed to be in compliance with the requirements of the laws and regulatory bodies that govern the Bank and its subsidiaries, including the Canada Deposit Insurance Corporation.
•	Reclassified corporate policies to corporate standards as appropriate and consistent with the Bank’s Policy Redesign Initiative.
•	Reviewed and approved the quarterly market risk profile.
•	Reviewed the provision and allowance for credit losses prior to its approval by the Audit Committee.
•	Reviewed the annual examination report from the Office of the Superintendent of Financial Institutions.
•	Reviewed and approved, as appropriate, decisions on risk exposures that exceeded delegated limits, at the request of the Chief Executive Officer.
•	Examined regularly the attestations of the Deputy Chair, Enterprise Risk and Portfolio Management, and reports of the Head of the Bank’s Corporate Risk Management function. These involve positions and trends in the Bank’s risk exposures, including the comparison of actual positions to exposure limits as well as any exceptions to corporate policies.

•	Reviewed core methods and procedures established by management to control key risks, and deemed by the Committee to be appropriate for prudent business practice.
•	Reviewed significant credit and market risk exposures, industry sector analyses, topical risk issues, and the strategies of the Bank’s major business units, including related risk methodologies. The strategies of the business units are reviewed from an integrated perspective that encompasses all of the risk components, thereby providing a comprehensive view of both the risk and the expected returns.
•	Considered risk issues in the broad context of the Bank’s enterprise-wide strategic management framework (as outlined on page 21 of the Annual Report 2004) and the risk-adjusted return on capital of significant new businesses, group strategies and line-of-business initiatives.

The Committee is satisfied that it appropriately fulfilled its mandate for the year ended October 31, 2004.

/s/ David R. Beatty
David R. Beatty
Chair

16	Bank of Montreal Proxy Circular

Report on Executive Compensation

The following is the Human Resources and Management Compensation Committee’s report on executive compensation, which covers approximately 275 Bank of Montreal executives and executive equivalents in subsidiaries.

Executive Compensation Structure and Policies

Bank of Montreal’s enterprise-wide compensation philosophy, “competitive pay for competitive performance”, supports the continued success of the Bank and is achieved through the following principles and objectives, as approved by the Committee:

Compensation Principles
•	Establish total direct compensation target levels (the sum of base salary and short-term, mid-term and long-term incentives) at the median of the relevant comparator markets.
–	For Canadian executives, the relevant market is generally the other major Canadian banks, although for specialized positions, the Bank may consider a broader market, such as a broader group of large Canadian organizations.
–	For U.S. executives, the relevant market is a comparable group of U.S. regional banks.
•	Total direct compensation may be increased to deliver pay above the median when business performance exceeds expectations in terms of year-over-year growth, and relative performance as measured against the other major Canadian banks. Conversely, if performance is below expectations, total direct compensation may be decreased to deliver pay below the market median.
•	Establish the value of pensions, benefits and perquisites at the median of the relevant comparator markets.

Compensation Objectives
•	Attract, retain and motivate talented executives in a highly competitive business environment.

•	Provide each executive, from Vice-President to Chief Executive Officer, with a base salary based on:
–	the market value of the role,
–	internal pay equity, and
–	the individual’s demonstrated ability to perform the role.
•	Motivate executives to create sustained shareholder value by:
–	ensuring all executives have an “at risk” component of total compensation that reflects their ability to influence business outcomes and financial performance,
–	linking short-term incentive awards for all executives to the results of the Bank and its operating groups,
–	linking short-term incentive awards to the Bank’s results relative to its peer group,
–	providing mid-term and long-term incentives that align executive compensation with the returns realized by shareholders, and
–	reflecting individual performance in the determination of incentive awards.

Independent Advice

The Committee engages its own independent consultants to gather information and opine on the compensation practices of the Bank versus its direct comparator groups, as well as other large Canadian financial services organizations and other widely held corporate employers in Canada.

Elements of Executive Compensation

Executive compensation consists of four main elements: base salary, cash short-term incentives, performance and/or restricted share units issued under the mid-term incentive plans, and stock options issued as long-term incentives. These are described in Table A below for all executives, excluding those in Investment Banking Group (IBG) except where noted. The compensation elements for IBG executives follow in Table B.

Table A: Compensation Elements for Executives (excluding those in IBG except where noted)

Compensation			Performance
element	Form	Eligibility	period	Determination

Base salary	Cash	All executives	Annual	• Base salary targets are set at the median of the appropriate comparator market, adjusted to reflect individual performance and internal equity

Short-term incentives	Cash	All executives	1 year
•   Aggregate awards are based on the achievement of predetermined goals for total Bank performance or a combination of total Bank and operating group performance
•   Individual awards are based on the achievement of specific annual goals at both the business and individual levels

	Deferred stock units	Members of the Bank’s Management Board and other selected executives, including selected officers in IBG	Until executive retires or leaves the Bank
•   Voluntary deferral of some or all of short-term incentive as deferred stock units
•   Deferred stock units are redeemable only upon retirement, termination of employment or death, for cash and/or the Bank’s Common Shares
•   The payout value is equal to the fair market value of an equal number of Common Shares of the Bank at the time of redemption

Mid-term incentives (Bank MTIP)	Performance share units	All executives as well as approximately 800 other selected senior managers, including selected officers in IBG	3 years
•   Aggregate awards at time of grant will be adjusted positively or negatively to reflect achievements in productivity improvements
•   Units are issued at a price equal to the average market price of the Bank’s Common Shares over the 90 days preceding grant date
•   Each award vests and is paid out at the end of the three-year performance period
•   The value at payout is based on the then-current share price and may be increased by up to 50% or decreased to as low as 0% based on the Bank’s total shareholder return over the three-year period relative to the Bank’s Canadian peer group

Long-term incentives	Stock options	Most executives as well as selected officers in IBG	10 years
•   Based on share price appreciation over the 10-year term, with vesting over four years
•   All participants have a portion of their options subject to a 50% increase in the Bank’s share price over the grant price before options can be exercised
•   The most senior executives have 33% of their options subject to a 50% share price increase and 34% subject to a 100% share price increase before options can be exercised. If such price thresholds are not met, the options will expire worthless

Bank of Montreal Proxy Circular	17

Report on Executive Compensation (continued)

Table B: Executives in Investment Banking Group (a)

Compensation			Performance
element	Form	Eligibility	period	Determination

Base salary	Cash	All executives or executive equivalents	Annual	• Base salary targets are set at the median of the appropriate comparator market, adjusted to reflect individual performance and internal equity

Short-term incentives	Cash	All executives or executive equivalents	1 year
•   Aggregate awards are based on annual business performance goals (IBG net income or line of business financial performance, both of which are adjusted for loan loss performance)
•   Individual awards are based on the achievement of predetermined annual goals

Mid-term incentives (IBG MTIP)	Restricted share units	All executives or executive equivalents	3 years
•   Aggregate awards are based on annual business performance (net income, adjusted for productivity and loan loss performance)
•   Awards are granted as restricted share units that vest one-third per year over three years
•   Participants may elect to have units paid out as they vest each year, or in full at the end of the three years
•   The payout value is based on the five-day average price of the Bank’s Common Shares at date of redemption

(a)	In addition, the IBG Management Committee (i.e., the eight most senior executives, including Messrs. Downe and Bourdeau) are eligible to participate in the Bank’s Mid-Term Incentive Plan, Long-Term Incentive Plan (i.e., stock options) and the Deferred Stock Unit Plan.

Relative Weighting of Each Compensation Element

The relative weighting of each element of compensation is aligned with executives’ ability to influence short-, medium- and long-term business results, ensuring appropriate emphasis on each performance period (i.e., one year, three years, ten years). The actual incentive opportunity varies with an executive’s level of responsibility and is established through regular reviews of competitive practice. The table opposite shows the percentage each component comprises of the executives’ target total direct compensation.

	Percentage of target total direct compensation (excluding IBG)
				Long-term
	Base	Short-term	Mid-term	incentive
Title	salary	incentive	incentive	(options)

Chief Executive Officer	15%	15%	35%	35%

Operating Group President	26%	23%	25%	26%

Senior Executive Vice-President Executive Vice-President	31%	21%	23%	25%

Senior Vice-President	40%	20%	26%	14%

Vice-President	47%	20%	24%	9%

1. Short-Term Incentive Plans

1.1 Executive Short-Term Incentive Plan (other than Investment Banking Group)

1.1.1 Participation and Performance Measures

There are approximately 240 participants in this Plan, which excludes executives in Investment Banking Group. The size of the short-term incentive pool is determined either by total Bank performance or by a combination of total Bank and operating group performance as noted in Tables C and D.

Table C: Performance Measures Used to Determine the Level of Incentive Pool Funding

	Weighting of each measure
	Total Bank performance		Individual operating group performance
	Cash earnings		Cash net income		Net income	Total
Operating group	per share growth	Revenue growth	growth	Revenue growth	growth

Personal & Commercial Client Group	19%	6%	56%	19%	n/a	100%

Private Client Group	19%	6%	n/a	n/a	75%	100%

Corporate Groups	75%	25%	n/a	n/a	n/a	100%

18	Bank of Montreal Proxy Circular

For Management Board Executive Committee (MBEC) members (the ten most senior executives), relative performance is also considered, whereby total Bank cash earnings per share and revenue growth are assessed relative to those of the Bank’s Canadian peer group (the other five major Canadian banks). The weighting of these performance measures is shown below:

Table D: Performance Measures Used to Determine the Level of Incentive Pool Funding – MBEC Members (excluding IBG)

	Weighting of each measure
	Total Bank performance		Individual operating group performance			Total Bank relative performance
	Cash earnings	Revenue	Cash net income	Revenue	Net income	Cash earnings	Revenue	Total
Operating group	per share growth	growth	growth	growth	growth	per share growth	growth

Personal & Commercial Client Group	19%	6%	37%	13%	n/a	19%	6%	100%

Private Client Group	19%	6%	n/a	n/a	50%	19%	6%	100%

Corporate Groups	56%	19%	n/a	n/a	n/a	19%	6%	100%

1.1.2 Individual Performance and Allocating Pool Funds

Each executive’s performance is assessed against predetermined financial, operational and strategic objectives. Final awards are allocated based on the individual’s contribution to annual business results, strategy development and strategy execution. The aggregate of individual awards cannot exceed pool funding.

1.1.3 2004 Payouts – Short-Term Incentive Plan

As highlighted in the Bank’s Annual Report 2004, performance of the Bank as a whole and each of its operating groups improved over 2003. Private Client Group exceeded its growth targets and the bonus pool was increased accordingly. While Personal and Commercial Client Group performance improved, it did not meet its target, which resulted in reduced bonus pools. Improved total Bank performance generated increased bonus pools for Corporate Groups. These results are reflected in the short-term incentive compensation for the Named Executive Officers, as shown in the Summary Compensation table on page 24.

1.2 Short-Term Incentive Plan – Investment Banking Group (IBG) – Management Committee

1.2.1 Participation and Performance Measures

For the executives of the IBG Management Committee (the eight most senior executives), the size of the short-term incentive pool is determined by a combination of total Bank performance and the performance of IBG, as shown below:

Table E: Performance Measures Used to Determine the Level of Incentive Pool Funding – IBG Management Committee

	Weighting of each measure
	Total Bank performance		IBG performance	Total
	Cash earnings per share growth	Revenue growth	Net income relative to Plan (a)
Investment Banking Group – Management Committee members	19%	6%	75%	100%

(a)	The short-term incentive pool is funded based on IBG’s net income (adjusted for loan loss performance).

For MBEC members in IBG, relative performance is also considered, whereby total Bank cash earnings per share and revenue growth are assessed relative to those of the Bank’s Canadian peer group (the other five major Canadian banks). The weighting of these performance measures is shown below:

Table F: Performance Measures Used to Determine the Level of Incentive Pool Funding – Messrs. Downe and Bourdeau

Weighting of each measure
	Total Bank performance		IBG performance	Total Bank relative performance
	Cash earnings		Net income	Cash earnings		Total
	per share growth	Revenue growth	relative to Plan (a)	per share growth	Relative growth
Investment Banking Group – MBEC members	19%	6%	50%	19%	6%	100%

(a)	The short-term incentive pool is funded based on IBG’s net income (adjusted for loan loss performance).

Bank of Montreal Proxy Circular	19

Report on Executive Compensation (continued)

1.2.2 Individual Performance and Allocating Pool Funds

Each executive’s performance is assessed against predetermined financial, operational and strategic objectives. Final awards are allocated from the funded pools based on the individual’s contribution to annual business results, strategy development and strategy execution. The aggregate of individual awards cannot exceed pool funding.

1.2.3 2004 Investment Banking Group Payout

Performance of Investment Banking Group improved over 2003, with a substantial year-over-year increase in net income that exceeded targets. In addition, loan loss performance in IBG and total Bank improved. As a result, the short-term incentive pool was increased relative to 2003. This increased the short-term incentive compensation for the two Named Executive Officers from Investment Banking Group, as shown in the Summary Compensation table on page 24.

1.3 Deferral of Short-Term Cash Incentives
      (Deferred Stock Unit Plans)

The purpose of the Deferred Stock Unit Plans is to further align the interests of executives with those of shareholders by linking short-term incentive awards to the future value of the Bank’s Common Shares.
     Executives who are members of the Bank’s Management Board and other selected executives are eligible to participate in the Deferred Stock Unit Plans, which allow participants to voluntarily defer cash awarded under the Short-Term Incentive Plans. The deferred cash is converted into deferred stock units (DSUs).
     Participants may elect to receive 0%, 25%, 50%, 75% or 100% of their short-term incentive awards in DSUs. For participants who are MBEC members, up to 100% of their bonus may be deferred; for participants who are not MBEC members, annual participation is capped at $350,000.
     Elections must be made before the beginning of the fiscal year. Once short-term incentive awards are determined after the fiscal year-end, the percentage of their short-term incentive award that executives elected to defer is converted into DSUs based on the average closing price of the Bank’s Common Shares on the Toronto Stock Exchange (TSX) for the last five trading days of the fiscal year (ending October 31, 2004 for current-year deferrals). Additional DSUs are automatically credited to participants’ accounts representing dividends that are paid on Common Shares of the Bank.
     Redemption of DSUs for cash and/or the Bank’s Common Shares (purchased on the open market) can be made only upon retirement, termination of employment or death. The value of the DSUs is equivalent to the fair market value of an equal number of Bank Common Shares at the time of redemption.

2.  Mid-Term Incentive Plans

The Bank’s mid-term incentive plans are designed to motivate creation of sustainable shareholder value and superior returns over a three-year performance period.

2.1 Executive Mid-Term Incentive Plans

2.1.1 Participation and Performance Measures

Participants in these Plans are the same as those in the Executive Short-Term Incentive Plan, the executives of the IBG Management Committee (the eight most senior executives in IBG) plus approximately 800 selected senior managers (the two levels immediately below the executive level).
     In 2004 the Committee approved an important change to the Mid-Term Incentive Plans for executives, effective with awards made in December 2004. Cash productivity (the cash expense-to-revenue ratio or the percentage of revenue consumed by operating expenses, excluding the impact of intangible amortization on non-interest expense) is used to adjust the size of the mid-term incentive pools. Productivity results for the Bank and each operating group affect pools as follows:
•	if productivity fails to meet target ratios, mid-term incentive pools will be decreased by as much as 15% of the total direct compensation target level; or
•	if productivity exceeds target ratios, mid-term incentive pools will be increased by up to 7.5% of the total direct compensation target level.

2.1.2 Individual Performance and Allocating Pool Funds

Individual awards are determined based on an assessment of the individual’s performance in the current year, the level and consistency of the individual’s contribution over the past three years (i.e., sustained performance), and the individual’s potential to assume greater responsibility and make an even more significant contribution in the future.
     Under these Plans, participants receive annual awards of Performance Share Units (Units). The initial value of each of these Units is based on the average closing price of the Bank’s Common Shares on the TSX for the 90 calendar days prior to the date of the grant.

2.1.3 Final Payouts

Each award vests and is paid out at the end of a three-year performance period based on the following:
•	the Bank’s 90-day average common share price preceding the vesting date,
•	additional Units representing dividends paid during the three-year performance period, and
•	the Bank’s annualized total shareholder return (TSR, defined as dividends paid plus the change in share price) over the three-year performance period relative to the Bank’s Canadian peer group (the other five major Canadian banks).

20	Bank of Montreal Proxy Circular

When the Bank’s TSR exceeds the annualized TSR of its Canadian peer group, payouts may be increased by up to 50%. The Bank also sets a threshold level of relative TSR performance to be achieved (defined as peer group annualized TSR minus 10 percentage points), below which payments are reduced to zero. If the Bank’s annualized TSR performance falls below the annualized TSR of the Canadian peer group but is above the threshold, payments are reduced on a sliding scale.

2.1.4 Funding of the 2005 Mid-Term Incentive Pool

For 2004, although the Bank met its cash productivity improvement target of 150 to 200 basis points (bps), the 155 bps improvement was at the low end of this range, which resulted in a decrease to the mid-term incentive pools for executives in Corporate Groups. Personal and Commercial Client Group and Private Client Group exceeded their productivity targets and mid-term incentive pools were increased accordingly.

2.2 Mid-Term Incentive Plans for Investment Banking Group

2.2.1 Participation and Performance Measures

Participants in the Investment Banking Group Mid-Term Incentive Plans include Messrs. Bourdeau and Downe, executives and selected senior managers in Investment Banking Group.
     Under these Plans, the mid-term incentive pool is funded based on IBG’s net income, adjusted for productivity (effective fiscal 2004) and loan loss performance.

2.2.2 Individual Performance and Allocation of Pool Funds

Individual awards are based on the individual’s contribution to annual business results.
     Under these Plans, participants receive annual awards of restricted share units (Units). The initial value of each of these Units is based on the average closing price of the Bank’s Common Shares on the TSX for the five days ending on the date of the grant.

2.2.3 Final Payouts

These Units vest one-third in each subsequent year of the award and are paid annually as they vest or, at the election of the participant, at the end of the three years (as permitted by tax laws). Where permitted, elections are made within 30 business days following the award issue date. Unvested Units are forfeited if a participant resigns, is terminated for cause or retires and moves to a competitor or, in certain circumstances, re-enters the workforce.
     Prior to the fiscal 2003 award cycle, Units vested immediately upon issue and are paid out one-third in each subsequent year. Where permitted, participants could elect to have the Units paid out at the end of the three years. Units are forfeited if a participant is terminated for cause, or resigns and/or retires and moves to a competitor.
     Dividend equivalents are added to the participants’ accounts in the form of additional Units. The payout value of the Units is based on the average closing price of the Bank’s Common Shares on the TSX for the five days ending on the relevant plan redemption dates.

2.2.4 Funding of the IBG Mid-Term Incentive Pool

Performance of Investment Banking Group improved over 2003 with a substantial year-over-year increase in net income and improved loan loss performance, although productivity targets were not achieved. As a result, there was a moderate increase to the mid-term incentive pool over 2003.

2.3 Restricted Share Unit Plans (RSU Plans)

A few selected executives participate in these Plans, which were designed to meet specialized hiring or retention arrangements.
     Under these plans, participants receive an ad hoc grant of restricted share units (Units). The initial value of the Units is based on the market price of the Bank’s Common Shares on the applicable date. Dividend equivalents are added to the participants’ accounts in the form of additional Units. Units mature no later than three years after the issue date. Vesting and payout may occur in one lump sum at the end of the period, or in increments in each of the years following the issue date. Units are valued on the respective payout dates at the then-prevailing five-day average closing price on the TSX of the Bank’s Common Shares.

3. Long-Term Incentive Plan

3.1 Stock Options

Participants in this Plan are the same as those in the Executive Short-Term Incentive Plan and the executives of the IBG Management Committee (the eight most senior executives).
     The Bank’s Stock Option Plan pioneered the concept of price performance options, rendering options worthless (with zero payout value) unless share price growth surpasses the aggressive share price thresholds outlined below. In setting these high thresholds, the Committee is encouraging executives to hold options for the long term and realize gains only when other shareholders have also realized substantial gains.
     Before stock options can be exercised, the following two conditions must be met: 1) the options must be vested (the Bank’s options vest 25% per year over four years), and 2) for a portion of these options, share price growth must meet or exceed prescribed increases in the price of the Common Shares; if such thresholds are not met, the options expire worthless. Exercise conditions are noted in the table below:

	Percentage of total award
		Senior Executive
		Vice-Presidents
		Executive Vice-Presidents	Vice-Presidents
Exercise conditions	MBEC (a)	Senior Vice-Presidents	and below
1. Normal time vesting	33%	50%	75%
1. Normal time vesting
2. 50% increase in share price before exercise can occur	33%	50%	25%
1. Normal time vesting
2. 100% increase in share price before exercise can occur	34%	n/a	n/a

(a) The Bank’s ten most senior executives, including the Named Executive Officers listed on page 24.

Bank of Montreal Proxy Circular	21

Report on Executive Compensation (continued)

To the best of our knowledge, we are the only bank in Canada that so closely aligns executive long-term incentive awards with sustained shareholder returns.
     The value of stock options granted each year is established as part of an executive’s total direct compensation, based on current market practice and subject to individual performance. Individual awards are determined based on an assessment of the individual’s performance in the current year, the level and consistency of the individual’s contribution over the past three years (i.e., sustained performance), and the individual’s potential to assume greater responsibility and make an even more significant contribution in the future. No consideration is given to an individual’s number or terms of performance or restricted share units or options outstanding, or to the current value of these holdings, in determining whether and how many options will be granted.
     To reduce the future dilutive effects of stock options on share value, the Committee has established a guideline that is intended to limit the total number of options available for issue, plus all options outstanding that have not yet been exercised, to 9.5% or less of the total number of issued and outstanding Common Shares of the Bank.

4.   Other Equity-Based Plans

4.1 Deferral of Commissions and Cash Incentives in the
      Private Client Division (PCD) Deferred Stock
      Unit Plans

The purpose of the PCD Deferred Stock Unit Plans is to further align the interests of Investment Advisors and senior management with those of shareholders by linking short-term incentive awards to the future value of Common Shares of the Bank.
     The PCD Deferred Stock Unit Plans allow participants to voluntarily defer commissions earned and cash incentives awarded under incentive plans in the Canadian retail brokerage. The deferred cash is converted into deferred stock units (DSUs).
     Participants may elect to receive 5%, 10%, 15%, 20% or 25% of their total commission and/or bonus in DSUs, up to a maximum of $125,000 or in certain cases $175,000; elections must be made before the beginning of the performance year.
     In respect of deferred commissions, DSUs are credited to the employee’s account at the end of each quarter. The amounts elected for deferral are converted into DSUs based on the average closing price of Common Shares of the Bank on the TSX for the five trading days immediately prior to and including the quarter end. In respect of a deferred bonus, the employee can, in certain cases, elect the method by which the number of DSUs to be credited shall be determined, with pricing done at the end of the annual performance period, or as an average of the prices at the end of each quarterly period. Additional DSUs are automatically credited to participants’ accounts representing dividends that are paid on Common Shares of the Bank.
     Redemption of DSUs for cash and/or Common Shares (purchased on the open market) can only be made upon retirement, termination of employment or death. The value of the DSUs is equivalent to the fair market value of an equal number of Common Shares of the Bank at the time of redemption.

Executive Share Ownership Guidelines

The Committee strongly supports executives holding ownership in the Bank. In January 2001, the Bank introduced minimum shareholding guidelines, which were to have been met by December 2003. All executives continue to be in compliance with these initial guidelines, which can be met through the holding of shares, DSUs or Units under the Bank’s mid-term incentive plans.
     In January 2003, the guidelines were increased to the levels outlined in the table below.
     Executives are required to meet these new minimum shareholding guidelines in fiscal 2006, and new executives within three years of appointment. In addition, once executives have met their initial shareholding requirement, they are required to re-comply annually. The Named Executive Officers listed on page 24 continue to be in compliance with the increased shareholding amounts set out below.

Title	Share ownership guideline
Chief Executive Officer	7 times base salary
Deputy Chairs and Operating Group Presidents	5 times base salary
Senior Executive Vice-Presidents and Executive Vice-Presidents	3 times base salary
Senior Vice-Presidents	2 times base salary
Vice-Presidents	1.5 times base salary

Compensation of the President and Chief Executive Officer

As previously mentioned, the Committee monitors and assesses the performance of Mr. Comper, President and Chief Executive Officer, and the other members of the Management Board Executive Committee and determines their pay levels.
     For the fiscal year ending October 31, 2004, Mr. Comper’s compensation consisted of base salary, and awards under the short-term incentive, mid-term incentive and stock option plans. When assessing Mr. Comper’s compensation, the Committee considered the median of the peer group, which is made up of the CEOs of the other major Canadian banks, the absolute and relative performance of the Bank and Mr. Comper’s individual performance. In determining his 2004 amounts, the Committee carefully considered all aspects of compensation including pension-related values and costs. Mr. Comper’s 2004 total compensation is positioned at approximately the median of the peer group.

1. Base Salary

For fiscal 2004 Mr. Comper’s salary was $1,000,000 and will remain at that level for fiscal 2005.

2. Short-Term Incentive

In determining the 2004 bonus award for Mr. Comper, the Committee assessed the following performance measures and their assigned weightings.

22	Bank of Montreal Proxy Circular

•	Business performance of the Bank:
–	cash EPS growth from the prior year (56% weighting),
–	revenue growth from the prior year (19% weighting), and
–	cash EPS growth and revenue growth relative to the Canadian and North American peer groups (25% weighting)
•	Individual performance:
–	the Committee then modified the award based on their assessment of Mr. Comper’s performance as measured against key strategic and operational objectives that were approved at the beginning of the fiscal year.

2.1 Business Performance: Fiscal 2004 Highlights

In 2004, cash EPS growth from the prior year was strong, exceeding the established performance target. The Bank’s revenue growth and cash EPS growth were better than both the Canadian peer group* and North American peer group** averages.

*	The Canadian peer group consists of the six major Canadian banks.
**	The North American peer group consists of those banks in Canada and the United States with total equity equal to or greater than 75% of the Bank’s equity.

Bank of Montreal 2004 Financial Highlights

	GAAP	GAAP adjusted (c)

EPS growth	28.5%	27.3%	(a)
Revenue growth	3.9%	3.7%	(b)

(a)	Cash basis
(b)	Taxable equivalent basis
(c)	Non-GAAP Measures
The Bank uses certain non-GAAP measures to assess performance for compensation purposes. Securities regulators require that corporations caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
     Cash earnings measures may enhance comparisons between periods when there has been an acquisition, particularly because BMO’s purchase decision often does not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also useful because analysts often focus on this measure and cash EPS is used by Thomson First Call, which tracks third-party earnings forecast estimates that are frequently reported in the media. Cash EPS adds the after-tax amortization of intangible assets to GAAP earnings to derive cash net income and associated cash EPS. On a cash basis, 2004 growth in EPS was 120 basis points lower than EPS growth calculated using GAAP-based earnings.
     The Bank, like many banks, analyzes revenue on a taxable equivalent basis. This basis includes an adjustment that increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level equivalent to amounts that would attract tax at the statutory rate. On a taxable equivalent basis, 2004 revenue growth was 20 basis points lower than revenue growth calculated using GAAP-based revenue.

2.2 Individual Performance

In addition to strong financial results for the Bank, the Committee concluded that Mr. Comper achieved each of his strategic objectives and met or exceeded the key operational objectives established for him at the beginning of 2004 (leadership and organization effectiveness, employee and customer satisfaction, external image, risk management and governance practices).
     This assessment resulted in the Committee awarding Mr. Comper a bonus of $2,000,000 under the Short-Term Incentive Plan.

3. Mid-Term and Long-Term Incentives

In assessing the appropriate award levels for Mr. Comper under the Mid-Term Incentive Plan and the Stock Option Plan, the Committee considered the objectives of these Plans. The Mid-Term Incentive and Stock Option Plans motivate and reward executives over the medium to long term. Both Plans reward recipients only when returns are earned for shareholders.

Under the Mid-Term Incentive Plan, Units have value only when competitive total shareholder returns are achieved. Under the Stock Option Plan, executives are rewarded on a significant portion of their options only when the share price exceeds specific price increases (50% or 100% share price appreciation).
     In the context of these objectives, the Committee granted Mr. Comper 49,593 Performance Share Units with an award value of $2,800,000 under the Mid-Term Incentive Plan on December 6, 2004 at a Unit price of $56.46, the average closing price of the Bank’s Common Shares on the TSX for the 90 calendar days ending December 5, 2004. The payout value of these Units, which vest at the end of three years, will be determined as set forth in the Plan description above.
     Under the terms of the Stock Option Plan, the Committee granted Mr. Comper 150,500 stock options on December 8, 2004 with a strike price of $56.60, the closing price on the TSX on the trading day immediately preceding the date of the grant. Of these options, which are designed to provide a significant incentive for Mr. Comper and are aligned with increasing shareholder value, 67% once vested, cannot be exercised until these share price increase thresholds are met: 33% are subject to a 50% increase in share price and 34% are subject to a 100% increase in share price.

Composition of the Human Resources and
Management Compensation Committee

The Report on Executive Compensation is submitted by the Human Resources and Management Compensation Committee of the Board of Directors, the members of which are set out below. A majority of the members of the Committee are resident Canadians who are not affiliated with the Bank for the purposes of the Bank Act (Canada). Each member of the Committee is not an officer or employee of the Bank or an affiliate of the Bank; and is “unrelated” for the purposes of the Toronto Stock Exchange guidelines and “independent” for the purposes of the New York Stock Exchange rules.

/s/ Stephen E. Bachand	/s/ Ronald H. Farmer

Stephen E. Bachand Chair	Ronald H. Farmer Joined the Committee November 25, 2003

/s/ David A. Galloway	/s/ J. Blair MacAulay

David A. Galloway	J. Blair MacAulay

/s/ J. Robert S. Prichard	/s/ Robert M. Astley

J. Robert S. Prichard	Robert M. Astley Joined the Committee October 26, 2004

Bank of Montreal Proxy Circular	23

Executive Compensation

Summary Compensation Table for Named Executive Officers

Compensation for the Chief Executive Officer, the next three most highly compensated executive officers and the Chief Financial Officer (collectively the Named Executive Officers) is summarized in the table below.

					Long-term compensation
					Awards		Payout
						Shares or units subject
						to resale restrictions
		Annual compensation			Securities under	(Performance/
Name and				Other annual	options/SARs	restricted	LTIP	All other
principal position	Year	Salary ($)(a)	Bonus ($)(b)	compensation ($)(c)	granted (#)(d)	share units) ($)(e)	payouts ($)(f)	compensation ($)(g)

F.A. Comper	2004	1,000,000	2,000,000	N/A	150,500	2,800,000	Nil	376,285
President and	2003	1,000,000	2,000,000	N/A	157,900	2,800,000	Nil	270,808
Chief Executive Officer	2002	1,000,000	1,100,000	N/A	204,600	2,650,000	Nil	206,781

K.E. Maidment	2004	493,867	950,000	N/A	43,200	625,000	Nil	98,169
Senior Executive	2003	452,200	625,000	N/A	44,500	725,000	Nil	58,009
Vice-President and	2002	400,000	400,000	N/A	75,100	730,000	Nil	26,353
Chief Financial Officer

Y.J.P. Bourdeau	2004	300,000	2,900,000	N/A	16,700	2,200,000	Nil	275,281
President and Chief	2003	300,000	2,000,000	N/A	17,500	2,200,000	Nil	194,705
Operating Officer	2002	300,000	2,000,000	N/A	30,900	2,100,000	Nil	127,329
BMO Nesbitt Burns

W.A. Downe	2004	US 550,000	US 2,850,000	308,436	40,400	US 1,400,000	Nil	174,676
Deputy Chair	2003	US 550,000	US 2,250,000	399,746	44,100	US 1,400,000	Nil	140,074
BMO Financial Group	2002	US 550,000	US 2,250,000	134,617	67,400	US 1,400,000	Nil	140,742
Chief Executive Officer BMO Nesbitt Burns and Head of Investment Banking Group

G.G. Ouellette	2004	500,000	1,800,000	N/A	50,200	800,000	Nil	213,616
President and Chief	2003	500,000	900,000	N/A	87,700	900,000	Nil	181,043
Executive Officer	2002	500,000	500,000	N/A	67,600	875,000	Nil	167,189
Private Client Group

Notes
(a)	While disclosure regarding salaries for fiscal 2005 is not required, this information may be of interest to shareholders. For fiscal 2005, the Committee determined that salaries for the Named Executive Officers would remain unchanged.
(b)	Amounts shown were earned in respect of the fiscal year indicated. Messrs. Comper and Downe and Ms. Maidment each elected to take 50% of their 2004 bonus in Deferred Stock Units (DSUs) under the Deferred Stock Unit Plans (DSU Plans), based on a share price of $56.86, which was the average closing price on the TSX of Common Shares of the Bank for the five consecutive trading days ending October 31, 2004. With respect to 2003 and 2002 bonus deferrals, Mr. Comper elected to take 50% of his bonus in each year in DSUs and Ms. Maidment elected to take 25% of her 2003 bonus and 50% of her 2002 bonus in DSUs based on share prices of $39.23 for 2003 and $33.88 for 2002. Aggregate holdings of DSUs granted under the DSU Plans as at October 31, 2004 and their value at this date are noted in footnote (e), along with all other share unit holdings. Additional DSUs are automatically credited to represent dividends paid on Common Shares of the Bank, and these amounts are reported under “All other compensation”.
(c)	The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of the Named Executive Officer’s total annual salary and bonus. The amounts shown for Mr. Downe represent the Bank’s reimbursement of Canadian income taxes paid in excess of United States income taxes, as a portion of Mr. Downe’s duties were required to be performed in Canada. The amounts for 2003 and 2002 have been restated as they were not included in prior years.
(d)	To provide greater clarity in reporting executive compensation, the Bank has concluded that it is better to report the option awards most recently approved, rather than those 12 months in arrears. Accordingly, amounts shown represent the number of options approved for granting in each of calendar years 2004, 2003 and 2002. This reflects a change in the methodology for reporting option grants in this table, introduced for the first time in this year’s Proxy Circular. Accordingly, prior years’ awards have been restated, and the number of options granted to each of the Named Executive Officers in fiscal 2002 (i.e., the options approved for granting in calendar year 2001) is not included in this table. The number of options granted to each Named Executive Officer in fiscal 2002 is as follows: Mr. Comper 384,600 options; Ms. Maidment 69,400 options; Mr. Bourdeau 88,400 options; Mr. Downe 351,200 options; Mr. Ouellette 110,500 options.
(e)	To provide greater clarity in reporting executive compensation, the Bank has concluded that it is better to report awards most recently approved, rather than those 12 months in arrears. Accordingly, amounts shown represent the value of Performance Share Units and Restricted Share Units (Units) granted in each of calendar years 2004, 2003 and 2002. This reflects a change in the methodology for reporting Unit grants in this table, introduced for the first time in this year’s Proxy Circular. Accordingly, prior years’ awards have been restated, and the value of Units granted to each of the Named Executive Officers in fiscal 2002 (i.e., the Units granted in calendar year 2001) is not included in this table. The value of Units granted to each of the Named Executive Officers in fiscal year 2002 is as follows: Mr. Comper $1,000,000 in the Bank’s Mid-Term Incentive Plan (Bank MTIP); Ms. Maidment $450,000 in Bank MTIP; Mr. Bourdeau $1,500,000 in Investment Banking Group Mid-Term Incentive Plan (IBG MTIP); Mr. Downe US$1,000,000 in IBG MTIP; Mr. Ouellette $450,000 in Bank MTIP.
     Last year, the Bank MTIP grants were reported in a Long-Term Incentive Plan (LTIP) table. The Bank has concluded that Units awarded under the Bank MTIP are more accurately reported in this column and will not be reported in a Long-Term Incentive Plan table.
The amount shown for 2004 for each Named Executive Officer includes awards made on December 6, 2004 under the Bank MTIP, which were converted into Units based on a share price of $56.46, the average closing price on the TSX of Common Shares of the Bank for the 90 calendar days preceding December 6, 2004. These Units vest and are paid out at the end of three years. The amount shown for Ms. Maidment for 2002 includes Units granted as part of her hiring arrangements (RSU Plan).

24	Bank of Montreal Proxy Circular

This amount was converted into Units based on a share price of $40.366, the average closing price on the TSX of Common Shares of the Bank for the five days preceding December 10, 2002. These Units vest and are paid out one-third in each of the subsequent three years. The amounts shown for 2004 for Messrs. Bourdeau and Downe also include awards made on December 6, 2004 under the IBG MTIP, which were converted into Units based on a share price of $56.31, the average closing price on the TSX of Common Shares of the Bank for the five trading days ending December 6, 2004. These Units vest one-third each year and are paid out one-third each year or as a lump sum at the end of the three years. Aggregate holdings of Units and DSUs and their value at October 31, 2004 are noted in the following table. As additional Units are automatically credited to represent dividends paid on Common Shares of the Bank under all of these plans, these amounts include dividend equivalents automatically credited, which are also reported under “All other compensation”.
The table below shows the number of each type of Unit and DSU outstanding for each Named Executive Officer, and the value of such Units and DSUs at October 31, 2004.

Performance/Restricted Share Units and Deferred Stock Units Outstanding as at October 31, 2004

		Aggregate number	Value of each Unit type	Total value
Name	Type of Unit	of Units	at October 31, 2004	at October 31, 2004

F.A. Comper	Bank MTIP	159,760	$8,809,170.81	$13,939,302.22
	DSU	90,224	$5,130,131.41

K.E. Maidment	Bank MTIP	47,421	$2,614,791.30	$3,446,839.71
	RSU	523	$29,710.26
	DSU	14,110	$802,338.15

Y.J.P. Bourdeau	Bank MTIP	15,734	$867,576.07	$10,775,767.16
	IBG MTIP	66,076	$3,757,204.40
	DSU	108,178	$6,150,986.69

W.A. Downe	Bank MTIP	38,061	$2,098,686.62	$6,661,748.53
	IBG MTIP	64,958	$3,693,608.43
	DSU	15,291	$869,453.48

G.G. Ouellette	Bank MTIP	55,804	$3,077,050.92	$7,813,651.94
	DSU	83,303	$4,736,601.02

The table below shows the estimated future payouts for the awards granted in calendar year 2004 under the Bank MTIP, based on the number of Units. The actual payout value will be based on the average closing price on the TSX of Common Shares of the Bank for the 90 calendar days preceding the vesting date, will include accumulated dividend equivalents automatically credited and will be adjusted for the Bank’s annualized Total Shareholder Return (TSR) relative to its peer group.

Bank Mid-Term Incentive Plan Awards Granted in Calendar Year 2004

		Performance or other period	Estimated future payouts
Name	Units granted (#)	until maturation or payout	Threshold (#)	Target (#)	Maximum (#)

F.A. Comper	49,593	3 years	0	49,593	74,389
K.E. Maidment	11,070	3 years	0	11,070	16,605
Y.J.P. Bourdeau	5,313	3 years	0	5,313	7,970
W.A. Downe	9,347	3 years	0	9,347	14,021
G.G. Ouellette	14,169	3 years	0	14,169	21,254

(f)	In previous years, information reported in this column included payouts under the IBG MTIP and/or the Bank MTIP. The Bank has concluded that Units under the IBG MTIP and the Bank MTIP programs are more accurately categorized as restricted share units and should be reported in accordance with the requirements for such awards. Therefore payouts under these Plans are no longer reported in this column.
(g)	The amounts shown represent: the amount of interest accrued for the year ending October 31, 2004 under the executive incentive bonus plan for amounts deferred prior to November 1, 1987; dividend equivalents automatically credited under the DSU Plans, the Bank MTIPs, the IBG MTIPs, and the RSU plans for the fiscal year ending October 31, 2004; Bank contributions under the Bank’s Employee Share Ownership Plan for the fiscal year ending October 31, 2004; and Bank contributions under the Employees’ Savings and Profit Sharing Plan of Bank of Montreal/Harris. Named Executive Officers in Canada participate in the Employee Share Ownership Plan on the same basis as all other employees in Canada, whereby for each dollar contributed by employees up to 6% of base salary, the Bank will contribute additional Common Shares up to 50% of eligible contributions. Mr. Downe participates in the Employees’ Savings and Profit Sharing Plan on the same basis as all other U.S. employees, whereby the Bank matches the employee’s contribution up to the first 5% of eligible pay. Mr. Downe also participated in the Employees’ Savings and Profit Sharing Plan of Bank of Montreal/Harris and the Harris Retirement Benefit Replacement Plan for the 2001 calendar year, which amount was paid in fiscal 2002. Mr. Downe participated in these Plans on the same basis as all other U.S. employees, whereby the Bank made a profit-sharing contribution based on Harris Bankcorp financial results. The amounts for Mr. Downe in this column for 2003 and 2002 have been restated, as the Bank’s contributions were not included in prior years.

Bank of Montreal Proxy Circular	25

Executive Compensation (continued)

Stock Options

In calendar year 2004, stock options to purchase Common Shares of the Bank were granted to the Named Executive Officers as set out in the following table. All of the options granted had an exercise price equal to the closing price on the TSX of Common Shares of the Bank on the date immediately preceding the date of the grant. The options vest over four years at the rate of 25% each year. Of the Named Executive Officers’ option grants, 67% are subject to share price increase thresholds that must be met before the options can be exercised. (For details of the Stock Option Plan including the performance conditions, refer to the Report on Executive Compensation page 21.)

Option Grants during the Calendar Year Ended December 31, 2004

	Number of	% of total options		Market value of underlying
	securities under	granted to employees	Exercise or base price	securities on the
Name	options granted (#)	in calendar year	($/security)	date of grant ($/security)	Expiration date

F.A. Comper	150,500	10.51	56.60	56.60	December 8, 2014
K.E. Maidment	43,200	3.02	56.60	56.60	December 8, 2014
Y.J.P. Bourdeau	16,700	1.17	56.60	56.60	December 8, 2014
W.A. Downe	40,400	2.82	56.60	56.60	December 8, 2014
G.G. Ouellette	50,200	3.51	56.60	56.60	December 8, 2014

Amounts shown represent the number of securities under options granted to each of the Named Executive Officers in calendar year 2004, excluding the options granted in January 2004, as such options were approved for granting in December 2003. The options shown in the table were granted in December 2004 and represent the most recently approved stock option grants. The Bank has concluded that this changed reporting methodology will provide greater clarity in reporting executive compensation to its shareholders. The number of options and percentage of total options granted in fiscal 2004, and not shown in this table, are as follows: Mr. Comper 157,900, 9.70%; Ms. Maidment 44,500, 2.73%; Mr. Bourdeau 17,500, 1.07%; Mr. Downe 44,100, 2.71%; Mr. Ouellette 87,700, 5.39%. All of the options granted had an exercise price equal to the closing price on the TSX of Common Shares of the Bank on the date immediately preceding the date of the grant, which was $53.93. The options vest over four years at the rate of 25% each year and have an expiration date of January 5, 2014. Of the Named Executive Officers’ option grants, 67% are subject to share price increase thresholds that must be met before the options can be exercised. (For details of the Stock Option Plan, including the performance conditions, refer to the Report on Executive Compensation page 21.)

     The following table shows the number of Bank Common Shares acquired through the exercise of stock options during the fiscal year ended October 31, 2004, the aggregate value realized upon exercise, the aggregate number of options each Named Executive Officer holds and the value of these options based on the closing price on the TSX of Common Shares of the Bank as at October 31, 2004, which was $57.55.

Aggregated Option Exercises during the Fiscal Year Ended October 31, 2004 and Fiscal Year-End Option Values

					Value of unexercised
	Securities	Aggregate	Unexercised options		in-the-money options
	acquired on	value	at October 31, 2004 (#)		at October 31, 2004 ($)
Name	exercise (#)	realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

F.A. Comper	196,000	6,551,496	1,144,511	783,589	30,365,913	12,785,507
K.E. Maidment	Nil	Nil	139,087	159,913	2,996,402	2,303,886
Y.J.P. Bourdeau	54,000	2,080,328	425,321	145,479	12,288,370	2,603,768
W.A. Downe	46,000	US 1,146,123	704,356	452,344	19,083,788	8,460,478
G.G. Ouellette	Nil	Nil	422,127	275,673	11,954,483	3,911,946

26	Bank of Montreal Proxy Circular

Executive Pension Plan

Retirement Allowance Agreements

Bank of Montreal has entered into retirement allowance agreements (RAAs) with the Named Executive Officers that outline the terms and conditions for retirement allowances. Upon retirement, Messrs. Comper, Bourdeau, Downe and Ouellette and Ms. Maidment are each entitled to receive an annual retirement allowance during their lifetime pursuant to these agreements. The total allowance will be comprised of amounts payable under the Bank of Montreal’s Pension Fund Society and the Executive Pension Plan, or the pension plan of a subsidiary, and the RAAs. The following table shows details regarding the total retirement allowance benefits for each of the Named Executive Officers.

	At normal retirement date			Early retirement
Name	Age	Annual benefit	Years of service	Age	Reduction in alllowance
F.A. Comper	Age 62	Equal to 70% of best average earnings*	40 years	Age 57	5% per year between ages 57 and 62
K.E. Maidment	Age 60	Equal to 2% of best average earnings* for each year of credited service	30 years	Age 55	3% per year between ages 55 and 60
Y.J.P. Bourdeau	Age 62	Equal to 70% of best average earnings*	38 years	Age 57	5% per year between ages 57 and 62
W.A. Downe	Age 60	Equal to 2% of best average earnings* for each year of credited service	29 years	Age 55	3% per year between ages 55 and 60
G.G. Ouellette	Age 60	Equal to 2% of best average earnings* for each year of credited service	17 years	Age 55	3% per year between ages 55 and 60

*Best average earnings for the Named Executive Officers are defined in the following table:

	At normal retirement date	Early retirement
F. A. Comper	Sum of: the final 12 months’ salary plus the average of the best five years of bonuses awarded	Sum of: the final 12 months’ salary plus the average of the best five years of bonuses awarded, with bonus amount limited to 45% of salary
K.E. Maidment	Sum of: the final 12 months’ salary plus the average of the best consecutive five years of bonuses, with the bonus amount limited to 45% of final salary	Same as “At normal retirement date”
Y.J.P. Bourdeau	Sum of: the final 12 months’ salary plus the average of the best five years of bonuses awarded, with the bonus for years subsequent to fiscal 1998(a) limited to 200% of final salary	The greater of $609,000(a) or the sum of: the final 12 months’ salary plus the average of the best five years of bonuses awarded, with the bonus amount limited to 100% of salary
W.A. Downe	Sum of: the final 12 months’ salary plus the average of the best consecutive five years of bonuses, with the bonus amount limited to 45% of final salary	Same as “At normal retirement date”
G.G. Ouellette	Sum of: the final 12 months’ salary plus the average of the best consecutive five years of bonuses, with the bonus amount limited to 45% of final salary	Same as “At normal retirement date”

(a)	Effective fiscal 1999, Mr. Bourdeau joined IBG and his prior Bank of Montreal pension arrangements were grandfathered.

If any such individual is receiving an annual retirement allowance at the time of his/her death, the Bank will pay annually to his/her surviving spouse during his/her lifetime 60% of this retirement allowance.

Bank of Montreal Proxy Circular	27

Executive Compensation (continued)

Estimated annual retirement allowance benefits payable upon retirement to the specified Named Executive Officers are shown in the following table.

Estimated Annual Retirement Benefits upon Retirement (a)

	Years of credited service (c)
Best average earnings (b) ($)	15	20	25	30	35 or more

500,000	150,000	200,000	250,000	300,000	350,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,500,000	450,000	600,000	750,000	900,000	1,050,000
2,000,000	600,000	800,000	1,000,000	1,200,000	1,400,000
2,500,000	750,000	1,000,000	1,250,000	1,500,000	1,750,000
3,000,000	900,000	1,200,000	1,500,000	1,800,000	2,100,000
3,500,000	1,050,000	1,400,000	1,750,000	2,100,000	2,450,000
4,000,000	1,200,000	1,600,000	2,000,000	2,400,000	2,800,000
4,500,000	1,350,000	1,800,000	2,250,000	2,700,000	3,150,000

Notes
(a)	The annual benefits payable upon retirement as shown in the above table are comprised of amounts payable under Bank of Montreal’s Pension Fund Society and the Executive Pension Plan, or the pension plan of a subsidiary, and the RAAs.
(b)	Best average earnings for the Named Executive Officers are defined on Page 27.
(c)	The projected years of credited service at their normal retirement date under the RAAs are as follows: Mr. Comper 40 years, Ms. Maidment 30 years (which includes 13 years of prior service recognition to be earned over an equivalent period of employment with Bank of Montreal), Mr. Bourdeau 38 years, Mr. Downe 29 years and Mr. Ouellette 17 years (which includes eight years of prior service with Nesbitt Thomson and Burns Fry, to be earned over an equivalent period of employment with Bank of Montreal).

In prior years’ Proxy Circulars, the Bank provided additional detail about the basis of calculation for the Registered Pension Plan and the Executive Pension Plan. However, the ultimate retirement benefit available to each Named Executive Officer is based on the calculations and amounts for the retirement allowances, as noted in the tables above. Since the benefits payable under these two other plans simply form a part of the overall retirement benefits payable to each Named Executive Officer, the Bank has simplified its pension disclosure by providing only the calculations of the overall benefit.

     Based on current compensation, the estimated annual benefits payable upon retirement at normal retirement age are as follows: Mr. Comper $1,736,000, Ms. Maidment $387,500, Mr. Bourdeau $686,000, Mr. Downe $561,800 and Mr. Ouellette $246,500.

Supplemental Pension Disclosure

The previous section on executive pensions complies with the disclosure regulations currently in place. In the interest of greater disclosure and clarity for shareholders, the following tables detail the pension expense for the Bank in respect of each of the Named Executive Officers.

Fiscal 2004 Pension Expense Related to Service and Compensation

Amounts reported in the table below represent the pension expense related to 2004 service for each of the Named Executive Officers and the impact of differences between actual compensation paid in 2004 and the actuarial assumptions used for the year.

Fiscal 2004 pension expense
Name	related to service and compensation

F.A. Comper	$1,204,800
K.E. Maidment	$193,900
Y.J.P. Bourdeau	$159,700
W.A. Downe	$75,900
G.G. Ouellette	$282,600

28	Bank of Montreal Proxy Circular

Fiscal 2004 Changes in Accrued Pension Liabilities

The accrued pension liability is calculated following the method prescribed by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and bonuses. Changes in the accrued pension liabilities for the Named Executive Officers are summarized in the following table. These changes include the fiscal 2004 expense attributed to service and compensation as reported in the previous table as well as the normal increases1 to pension liabilities arising from the annual valuation of the Bank’s pension plans, which includes all employees who are participants.

	Accrued liability at	Change in accrued	Accrued liability at	Years of credited service at
Name	October 31, 2003 (2)	liability for 2004 (2,3)	October 31, 2004 (2)	October 31, 2004

	(a)	(b)	(c) = (a) + (b)

F.A. Comper	$16,817,800	$2,792,800	$19,610,600	37
K.E. Maidment	$630,000	$293,600	$923,600	8
Y.J.P. Bourdeau	$4,955,200	$664,900	$5,620,100	32
W.A. Downe	$4,225,000	$569,800	$4,794,800	21
G.G. Ouellette	$1,433,200	$431,100	$1,864,300	11

Notes
(1)	The normal increases include interest on the beginning of year liability, employee contributions to the pension plan, changes in interest rate assumptions as the result of changes in long-term bond yields and changes in exchange rates.
(2)	The calculation of reported amounts use actuarial assumptions and methods that are consistent with those used for calculating pension liabilities and annual expense as disclosed in the Bank’s 2003 and 2004 consolidated financial statements. As the assumptions reflect the Bank’s best estimate of future events, the values shown in the above table may not be directly comparable to similar estimates of pension liabilities that may be disclosed by other corporations.
(3)	Excluded from the change in accrued liability for 2004 is the impact of investment returns on the Bank’s pension plan assets.

Employment Agreements

The RAAs between Bank of Montreal and the Named Executive Officers also outline the terms and conditions of, and other compensation payable in the event of, dismissal without cause or due to a change of control. There are otherwise no employment agreements in place for the Named Executive Officers.

Change of Control and Termination Without Cause

The RAAs provide that, if a Named Executive Officer leaves the employ of Bank of Montreal within two years of a change of control, due to a material change in the executive’s responsibilities, the executive is deemed to have been dismissed without cause by Bank of Montreal. The retirement agreements further stipulate that if a Named Executive Officer is dismissed without cause by Bank of Montreal prior to the normal retirement date, he/she is entitled to a lump sum severance, plus, if dismissal occurs on or after age 50 (or earlier if dismissal occurs as a result of a change of control), a retirement allowance payable at normal retirement age based upon a percentage of best average earnings (as defined under “At Normal Retirement Date” in the chart on page 27) according to his/her age at the time of dismissal.(a)Alternatively, the Named Executive Officer may elect to receive the allowance on a reduced basis as early as the date of dismissal or at age 50, whichever is later. The following table outlines the lump sum severance that would be applicable, and the range of best average earnings payable, given the respective age and years of service for each Named Executive Officer as at October 31, 2004. The lower percentage is the allowance that would be payable if the Named Executive Officer elected to begin receiving the allowance on a reduced basis at the date of dismissal or at age 50, whichever is later, and the higher percentage is the allowance payable commencing at the Named Executive Officer’s normal retirement age.

Name	Range of best average	Lump sum severance
earnings payable
F.A. Comper	45% to 55% of best average earnings	Two and one half times the sum of annual salary and one-third of the aggregate of the best three years’ bonuses
K.E. Maidment	20% to 37% of best average earnings(a)	Two times the sum of annual salary and the average of the best five consecutive years’ bonuses
Y.J.P. Bourdeau	26% to 40% of best average earnings	Two times the sum of annual salary and one-third of the aggregate of the best three years’ bonuses
W.A. Downe	31% to 47% of best average earnings	Two times the sum of annual salary and the average of the best five consecutive years’ bonuses
G.G. Ouellette	24% to 26% of best average earnings	Two times the sum of annual salary and the average of the best five consecutive years’ bonuses

Note
(a)	In the event of a change of control if dismissal occurs before age 50, the amount of Ms. Maidment’s allowance includes recognition of all prior service with her previous employer. This amount would be reduced by the amount of any pension Ms. Maidment would be entitled to receive from her former employer’s pension plan.

Bank of Montreal Proxy Circular	29

Executive Compensation (continued)

If Mr. Comper or Mr. Bourdeau are dismissed without cause by Bank of Montreal and have reached the applicable age for early retirement benefits, the executive may elect to receive an early retirement allowance as described on page 28 in lieu of the allowances described in this paragraph.

     In the event of dismissal at or after age 50, all Named Executive Officers are also entitled to any other amounts or benefits, such as health and dental coverage, to which they are otherwise entitled under Bank of Montreal’s compensation and benefits programs for all retired employees.

Equity Compensation Plan Information

The Bank’s Stock Option Plan and Non-Officer Director Stock Option Plan are the only compensation plans under which equity securities of the Bank have been authorized for issuance. The Stock Option Plan was first approved by shareholders in 1995 and, most recently, an amendment to increase the number of shares issuable under the Plan was approved by shareholders at the Bank’s annual meeting held on February 25, 2003. While there are options outstanding under the Non-Officer Director Stock Option Plan, which was approved by shareholders at the Bank’s annual meeting held on February 25, 2002, shareholders passed a resolution at the annual meeting held on February 24, 2004 to discontinue the granting of options to directors under this Plan effective November 1, 2003, as described under the heading “Non-Officer Director Stock Option Plan” on page 11.
     The following table provides information as at October 31, 2004 regarding the Common Shares issuable upon the exercise of options outstanding under the Stock Option Plan and the Non-Officer Director Stock Option Plan, as well as the number of Common Shares remaining available for issuance under the Stock Option Plan. As options can no longer be issued to directors under the Non-Officer Director Stock Option Plan, the table does not include Common Shares remaining available for issuance under that Plan.

Number of securities
remaining available
	Number of securities		for future issuance
	to be issued		under equity
	upon exercise of	Weighted-average	compensation
	outstanding options,	exercise price of	plans (excluding
	warrants and	outstanding options,	securities reflected
Plan category	rights (a)	warrants and rights	in column (a))
Equity compen- sation plans approved by security holders	30,442,060	$33.873	4,611,691
Equity compen- sation plans not approved by security holders	Nil	Nil	Nil
Total	30,442,060	$33.873	4,611,691

Stock Option Plan

Options may be granted under the Plan to such employees of the Bank and its affiliates as the Human Resources and Management Compensation Committee may from time to time determine. A maximum of 59,200,000 of the Bank’s Common Shares, representing 11.8% of the Bank’s Common Shares issued and outstanding as at October 31, 2004, may be issued under the Plan. As at October 31, 2004, there were 30,295,060 Common Shares, representing 6% of the Bank’s issued and outstanding Common Shares, to be issued upon the exercise of outstanding options under the Plan, and 4,611,691 Common Shares, representing 0.92% of the Bank’s issued and outstanding Common Shares, remaining available for issuance under the Plan.
     Under the terms of the Plan, the maximum number of Common Shares reserved for issuance under options to any one participant cannot exceed 5% of the Bank’s Common Shares then issued and outstanding. In addition, the maximum number of Common Shares reserved for issuance at any time cannot exceed 10% of the Bank’s issued and outstanding Common Shares. In addition, the Human Resources and Management Compensation Committee has established a guideline that is intended to limit the total number of options available for issue, plus all options outstanding that have not yet been exercised, to 9.5% or less of the total number of the Bank’s issued and outstanding Common Shares. There are no restrictions on the number of options that may be granted to insiders under the Plan, subject to the foregoing limitations.
     Options are granted under the Plan with a 10-year expiry date and with a strike price equal to the closing price of the Bank’s Common Shares on the trading day immediately preceding the date of grant. Options cannot be transferred or assigned by a participant under the Plan, other than by will or pursuant to the laws of succession. No amendments to the Plan were made during fiscal 2004.
     Stock Appreciation Rights (SARs) may also be granted under the Plan in cases where it would be impractical or disadvantageous to grant options to executives. SARs are granted on the same terms as options and, upon exercise, a holder will receive in lieu of a Common Share of the Bank, a cash payment for each SAR equal to the amount by which the weighted average trading price of a Common Share of the Bank on the TSX for the five trading days immediately preceding the date of exercise exceeds the SAR exercise price. SARs also may be granted concurrently with options such that the participant may exercise, in his or her discretion, the option or the concurrent SAR (but not both) and the exercise of the one results in the cancellation of a corresponding number of the other.
     A description of the vesting of options granted under the Plan and the price thresholds for the Bank’s Common Shares that must be met before an option can be exercised are set our under the heading “Stock Options” on page 21. Options granted prior to fiscal 2000, when the Plan was amended, cannot be exercised until the Bank has achieved cumulative minimum performance thresholds over a five-year period based on the Bank’s return on equity over that period. These thresholds have since been met, so the options have vested and are exercisable.

30	Bank of Montreal Proxy Circular

     Under the terms of the Plan, options expire on the earlier of (i) the fifth anniversary of the date of a participant’s retirement, (ii) the third anniversary of the date of termination of full-time employment due to disability or death, and (iii) the 10-year anniversary of the date of grant. Options are forfeited if a participant resigns or is terminated for cause. In the event a participant is terminated without cause, the participant may exercise outstanding exercisable options within 90 days of termination, after which date all outstanding options are forfeited.

     The Board of Directors of the Bank or the Human Resources and Management Compensation Committee, subject to any regulatory or required shareholder approval, have the power under the Plan to amend or terminate the Plan at any time, provided, however, that any such amendment or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment or termination.
     Executives, other than MBEC members, may open a BMO Investorline (BI) or Harrisdirect (HD) account to facilitate the exercise of their options. When the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin. Where the executive has elected to sell all or some of the Common Shares issued upon the exercise of the options, a portion of the sale proceeds is retained by BI or HD to cover the strike price, applicable commissions and taxes and debit interest. Where the executive has elected to hold the Common Shares issued upon the exercise of the options, payment of the strike price, applicable commissions and taxes and debit interest must be made by the executive.

Non-Officer Director Stock Option Plan

Options to purchase a total of 147,000 Common Shares, representing 0.03% of the Bank’s issued and outstanding Common Shares as at October 31, 2004, were granted under the Non-Officer Director Stock Option Plan. Such options have a 10-year expiry date and a strike price equal to the closing price of the Bank’s Common Shares on the trading day immediately preceding the date of grant. As noted above, no more options may be granted under this Plan.
     Options vest 25% per year over four years from the date of grant. Except for directors who have reached 62 years of age at the time of the grant, one half of the options granted to each director cannot be exercised unless the price of the Bank’s Common Shares has increased by 50% since the date of grant. If such price threshold is not met, the options expire worthless. Options under the Non-Officer Director Stock Option Plan cannot be transferred or assigned by a participant under the plan, other than by will or pursuant to the laws of succession.
     Under the terms of the Non-Officer Director Stock Option Plan, options expire on the earlier of (i) the fifth anniversary of the participant ceasing to be a director, (ii) the third anniversary of the participant ceasing to be a director due to death or disability, and (iii) the expiry of the option.
     The Board of Directors of the Bank, subject to any regulatory or required shareholder approval, has the power under the Plan to amend or terminate the Plan at any time, provided, however, that any such amendment or termination shall not decrease the entitlements of a participant which have accrued prior to the date of such amendment or termination.

Bank of Montreal Proxy Circular	31

Indebtedness of Directors and Executive Officers

To the knowledge of the Bank, as at December 31, 2004, there was no outstanding indebtedness to the Bank or its subsidiaries incurred by directors, executive officers, employees or former directors, executive officers or employees of the Bank and its subsidiaries in connection with the purchase of securities of the Bank or its subsidiaries. In addition, the Bank does not grant personal loans to its directors and executive officers, as such terms are defined under the United States Sarbanes-Oxley Act, except in accordance with that Act.

Aggregate Indebtedness

The following table sets out the aggregate indebtedness outstanding as at December 31, 2004 to the Bank or its subsidiaries incurred by directors, executive officers, employees and former directors, executive officers and employees of the Bank and its subsidiaries, excluding routine indebtedness as such term is defined under Canadian securities laws.

Purpose	To the Bank or its subsidiaries ($)

Other	306,165,063

Indebtedness of Directors and Executive Officers

The following table sets out the indebtedness outstanding as at December 31, 2004 to the Bank or its subsidiaries incurred by directors and executive officers of the Bank, excluding routine indebtedness.

Largest amount outstanding
Name and	Involvement of	during fiscal year ended	Amount outstanding as at
principal position	Bank or subsidiary	October 31, 2004 ($)	December 31, 2004 ($)

Y.J.P. Bourdeau	Bank/Lender	US 124,945	US 147,488(a)
President and Chief Operating Officer
BMO Nesbitt Burns

F.J. Techar	Harris Bank/Lender	US 1,800,000	US 1,552,760(b)
President and Chief Executive Officer
Harris Bankcorp, Inc.

Notes
(a)	Mr. Bourdeau’s indebtedness represents loans to finance a portion of his participation in a fund which makes private equity investments on the same basis as the Bank and its affiliates. The loans mature on the earlier of April 29, 2011 or the liquidation of the fund, and are secured by Mr. Bourdeau’s interest in the fund. A portion of each loan has limited recourse. Interest on the loans accrues at the U.S. long-term applicable federal interest rate in effect when the loans are made. These loans are on the same terms as loans made available to certain other employees of the Bank and its affiliates who participate in the fund.
(b)	Mr. Techar’s indebtedness represents a mortgage loan for a Bank-initiated transfer. The loan is at a rate of 4.625%, subject to a rate adjustment after five years (which will occur in 2007) and yearly adjustments thereafter.

32	Bank of Montreal Proxy Circular

Performance Graph

The following chart compares the total cumulative shareholder return on $100 invested in Common Shares of the Bank on October 31, 1999 with the cumulative total returns of two Toronto Stock Exchange indices for the five most recently completed financial years.

Note

Dividends paid on Common Shares of the Bank are assumed to be reinvested at the closing share price on the dividend payment date. All S&P/TSX indices are total return indices, i.e., they include dividends reinvested.

Directors’ and Officers’ Insurance

The Bank has purchased, at its expense, an integrated risk policy, which expires October 31, 2005 and includes Directors’ and Officers’ Liability Insurance under two sections. The first section relates to individual protection provided for directors and officers against liability incurred by them in their capacities as directors and officers of the Bank and its subsidiaries. This section has a limit of $300 million for each claim and an aggregate limit of $300 million. There is no deductible.

     When the law permits or requires the Bank to provide an indemnity to a director or officer, the second section applies, and provides payment on behalf of the Bank under the indemnity. This section has a limit of $300 million for each claim and a shared aggregate limit of $300 million subject to a deductible of $50 million.

     Premiums paid by the Bank for the integrated risk policy include approximately $3.2 million per annum relating to the Directors’ and Officers’ Liability Insurance.

Bank of Montreal Proxy Circular	33

Additional Information

Financial information about the Bank is contained in its comparative financial statements and Management’s Discussion and Analysis for the fiscal year ended October 31, 2004, and additional information about the Bank is available on SEDAR at www.sedar.com.

If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a)	the latest Annual Information Form of the Bank together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)	the comparative financial statements of the Bank for the fiscal year ended October 31, 2004 together with the accompanying report of the auditors thereon and any interim financial statements of the Bank for periods subsequent to October 31, 2004 and Management’s Discussion and Analysis with respect thereto; and,

(c)	this Proxy Circular,

please send your request to:

Bank of Montreal
Corporate Secretary’s Department
21st Floor, 1 First Canadian Place
Toronto, Ontario M5X 1A1

Fax: (416) 867-6793 Telephone: (416) 867-6785

Email: corp.secretary@bmo.com

Contacting the Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board of Directors through the Chairman of the Board by writing to:

Chairman of the Board of Directors
BMO Financial Group
P.O. Box 1, First Canadian Place
100 King Street West
Toronto, Ontario M5X 1A1.

Directors’ Approval

The Board of Directors of the Bank has approved the contents and the sending of this Proxy Circular to the shareholders.

/s/ Velma J. Jones
Velma J. Jones
Vice-President and Secretary January 5, 2005

34	Bank of Montreal Proxy Circular

Schedule 1 – Governance Practices

As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), the Bank has in place corporate governance practices that are not only consistent with the requirements of those stock exchanges but in many cases go beyond those requirements. The Bank is also in compliance with applicable rules adopted by the Canadian Securities Administrators (CSA) and the U.S. Securities and Exchange Commission (SEC) to give effect to the provisions of the Sarbanes-Oxley Act.

At the Bank we recognize that our governance practices must evolve to respond to changes in the regulatory environment. Many regulatory changes have come into effect in the past year, including rules issued by the CSA relating to audit committees and amendments to the corporate governance rules issued by the NYSE, and further changes are expected as the CSA has published for comment draft rules and policies relating to disclosure of corporate governance practices and draft amendments to its rules relating to audit committees. The Bank has amended its governance practices as regulatory changes have come into effect in recent years and will continue to follow regulatory changes and consider amendments to its governance practices as appropriate.

Stock Exchange Guidelines

Since the CSA rules relating to disclosure of corporate governance practices are not yet in effect, a comparison of the Bank’s governance practices against the TSX governance disclosure guidelines is set out below as required by the TSX guidelines.
     With respect to the NYSE listing standards, our corporate governance practices differ significantly in only one respect from those required of U.S. domestic issuers under the NYSE listing standards. The NYSE listing standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The TSX rules require shareholder approval of all equity compensation plans, subject to a few limited exceptions; however, this is only when such plans involve newly issued securities. Equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued based on a fixed percentage of the issuer’s outstanding securities and must be approved by shareholders every three years. If the plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders.
     Throughout the schedule, references to documents and information available on the Bank’s web site can be found at www.bmo.com/investorrelations. In addition, any information available on the web site is also available in print to any shareholder upon request.

Toronto Stock Exchange Guidelines	Bank Alignment	The Bank's Governance Practices

Guideline 1
The Board should explicitly assume responsibility for stewardship of the Bank and specifically for:	✓	The Board, either directly or through Board committees, is responsible for management or supervision of management of the business and affairs of the Bank with the objective of enhancing shareholder value. The roles and responsibilities of the Board, each of its committees and the Chair of each committee are set out in formal written charters, the full text of which can be found on the Bank’s web site. These charters are reviewed annually to ensure they reflect best practices as well as any applicable regulatory requirements. A report on the activities of each committee during 2004 is included on pages 12 to 16 of this Proxy Circular.
     The Board’s Charter of Expectations for Directors, the text of which can be found on page 41 of this Proxy Circular, sets out the responsibilities to be discharged by the Board as well as personal and professional attributes required of each director. The Board’s Approval/Oversight Guidelines precisely define the roles and responsibilities of the Board and management and explicitly delineate the lines of accountability that exist within the Bank.
The Board has adopted FirstPrinciples, our comprehensive code of business conduct and ethics, which provides a framework for directors, officers and employees on the conduct and ethical decision-making integral to their work. The Board, through its Conduct Review Committee, reviews the operation of FirstPrinciples and any waivers and amendments thereunder. Each year, every director, officer and employee must sign an acknowledgement that they have read, understood and complied with FirstPrinciples. The code is available on our web site.

Bank of Montreal Proxy Circular	35

Schedule 1 – Governance Practices (continued)

Toronto Stock Exchange Guidelines	Bank Alignment	The Bank’s Governance Practices

Guideline 1(a)
adoption of a strategic planning process	✓	The Board reviews and approves the Bank’s strategic plans. In addition to addressing key initiatives, these plans include details of the opportunities, risks, competitive position, financial projections and other key performance indicators for each of the principal business groups. An annual strategy session enables directors to gain a fuller appreciation of planning priorities and progress being made in relation to the strategic plans. It also provides the opportunity for directors to give constructive feedback to management. Throughout the year, directors receive strategic updates on the progress of each of the principal business groups as part of regular Board meetings.
Guideline 1(b)
identification of the principal risks of the Bank’s business and ensuring implementation of appropriate systems to manage those risks	✓	The Board, through its Risk Review Committee, considers risk issues in the broad context of the Bank’s enterprise-wide strategic management framework.
     It approves corporate policies and risk limits that address the management of the risk and return from credit, market, liquidity, operational and business risk and such other risk management controls as are considered by the committee to be appropriate for prudent business practice. The committee also reviews the core methods and procedures established by management for control of key risks.
Given the current environment, the Bank has also moved to formalize its processes by instituting a Reputation Risk Management Committee.
Guideline 1(c)
succession planning, including appointing, training and monitoring senior management	✓	The Board’s Human Resources and Management Compensation Committee annually reviews succession planning for the CEO, including planning in the event of an emergency or retirement. In addition, the Committee annually reviews succession planning for senior management, including development and monitoring of senior management, and making recommendations to the Board. The Board appoints senior management and annually reviews the succession plans for these positions. (Senior management in this context means Senior Vice-Presidents and above.)
Guideline 1(d)
communications policy	✓	The Board, through its Risk Review and Audit Committees, has approved a Disclosure Policy covering the timely dissemination of all material information. The policy, which is reviewed annually, establishes consistent guidance for determining what information is material and how it is to be disclosed, including, to avoid selective disclosure, making all material disclosures on a widely disseminated basis. The Bank seeks to communicate with its shareholders and other stakeholders through a variety of channels, including its annual report, quarterly reports, annual information form, news releases, web site and industry conferences.
     Shareholder feedback is received through one-on-one or group meetings with institutional shareholders, as well as through informal surveys conducted by the Bank’s Investor Relations Department. Feedback from retail shareholders is generally received by email or telephone. Shareholder concerns are addressed promptly by the Investor Relations or Shareholder Services groups. Wherever possible, appropriate changes are made in response to these concerns.
Shareholders, employees and other interested parties may communicate directly with non-management directors through the Chairman of the Board by writing to: Chairman of the Board of Directors, BMO Financial Group, P.O. Box 1, First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1A1.

36	Bank of Montreal Proxy Circular

Toronto Stock Exchange Guidelines	Bank Alignment	The Bank’s Governance Practices

Guideline 1(e)
integrity of the Bank’s internal control and management information systems	✓	The Audit Committee of the Board requires management to implement and maintain appropriate systems of internal control. The Chief Auditor reports quarterly to the committee on the quality of the internal control processes. The committee meets regularly with the Chief Auditor, Chief Compliance Officer, Shareholders’Auditors, regulators and management to assess the adequacy and effectiveness of these systems.
The Bank is in the process of evaluating internal controls over financial reporting to support the report required in 2005 by the new regulatory requirements.
Guideline 2
A majority of directors should be “unrelated”	✓	All directors standing for election on February 22, 2005, with the exception of the President and Chief Executive Officer, Mr. Comper, are “unrelated” within the meaning of the TSX guidelines, “independent” within the meaning of the NYSE corporate governance rules and “unaffiliated” under the Bank Act.
Guideline 3
The Board has responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the Board has a majority of unrelated directors. (Under the TSX guidelines, an “unrelated director” is a director who is independent of management and free from any business or other relationships which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Bank.)
	✓	The Board has adopted categorical standards for determining whether a director is “unrelated” within the meaning of the TSX guidelines and “independent” within the meaning of Canadian and U.S. securities laws and NYSE rules, the full text of which can be found on the Bank’s web site. A director is “unrelated” and “independent” under these standards if the Board determines that the director has no material relationship with the Bank or any of its affiliates, either directly or indirectly or as a partner, shareholder or officer of an organization that has a relationship with the Bank. In addition, certain relationships deem a director not to be “unrelated” or “independent” under these standards. Based on information provided by directors as to their individual circumstances, the Board has determined that of the 15 persons proposed for election to the Board for 2005, only the President and Chief Executive Officer is not “unrelated” and “independent”.

Guideline 4
The Board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are “unrelated” directors, with responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.
✓	The Governance and Nominating Committee, composed exclusively of directors who are “unrelated” and “independent”, is responsible for identifying and recommending to the Board suitable director candidates. In undertaking this responsibility the committee adheres to its Selection, Approval, Renewal and Succession of Directors process. As part of the process, the committee periodically assesses the skill sets of current Board members and identifies any additional skill sets deemed to be beneficial when considering Board candidates. The committee maintains a list of potential director candidates for its future consideration.
Prior to agreeing to join the Board, new directors are given a clear indication of the workload and time commitment required.
Guideline 5
The Board should implement a process, to be carried out by the nominating committee or other appropriate committee, for assessing the effectiveness of the Board, its committees and the contribution of individual directors.
	✓	The Governance and Nominating Committee annually conducts a peer evaluation process to provide feedback to individual directors on their effectiveness. The survey results are compiled by an outside consultant to ensure confidentiality. The survey requires that every director assess the contribution of each of his or her peers in relation to the standards of performance established in the Board’s Charter of Expectations for Directors, the text of which can be found on page 41 of this Proxy Circular.

Bank of Montreal Proxy Circular	37

Schedule 1 – Governance Practices (continued)

Toronto Stock Exchange Guidelines	Bank Alignment	The Bank’s Governance Practices

Guideline 5 (cont’d)	The committee also conducts an annual evaluation of the effectiveness of the Board and its committees. The survey covers the operation of the Board and its committees, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, effectiveness of the Chairman in managing Board meetings, strategic direction and process. A separate survey is conducted for each of the Board committees. The results of the surveys form the basis of recommendations to the Board for change.
Each year the Governance and Nominating Committee assesses the performance of the Chairman and reviews the results with the Board and the Chairman.
Guideline 6
The Board should provide an orientation and education program for new directors.	✓	The Governance and Nominating Committee is responsible for the orientation and education of new directors. New directors are provided with a Directors’ Handbook containing details of the Bank’s organizational structure, the structure of the Board and its committees, the Board’s Approval/Oversight Guidelines, compliance requirements for directors, corporate policies, by-laws and a glossary of commonly used acronyms, as well as agendas and minutes for Board meetings for the preceding 12 months. One-on-one meetings are arranged with the heads of each of the Bank’s principal business groups for the new director to learn about the various functions and activities of the Bank. On an ongoing basis, as part of regular Board meetings directors receive presentations on various aspects of the Bank’s operations.
Guideline 7
The Board should examine its size and undertake, where appropriate, a program to reduce the number of directors to a number which facilitates effective decision-making.	✓	At the Annual Meeting on February 22, 2005, 15 directors will stand for election for a one-year period. The matter of Board size is considered formally on an annual basis by the Board and on an ongoing basis by its Governance and Nominating Committee. The Board is of the view that its current membership has the necessary breadth and diversity of experience, is generally of a size to provide for effective decisionmaking and staffing of Board committees, and addresses succession planning requirements.
Guideline 8
The Board of directors should review the adequacy and form of compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.
✓	The Governance and Nominating Committee of the Board annually reviews directors’ compensation to ensure it is competitive and consistent with the responsibilities and risks involved in being an effective director. Details of directors’ compensation are disclosed on page 10. Effective with fiscal 2004, the granting of options under the Non-Officer Director Stock Option Plan was discontinued.
The Board continues to require a director to hold the equivalent of six times his/her annual retainer in either Common Shares or Deferred Share Units and until such time as this threshold is achieved, directors are required to take all remuneration in the form of Common Shares or Deferred Share Units. As at December 31, 2004, all non-employee directors were in compliance with shareholding requirements with the exception of the two most recently appointed directors, Messrs. Astley and Farmer. Current shareholdings of directors are shown as part of each director’s resume commencing on page 6.

38	Bank of Montreal Proxy Circular

Toronto Stock Exchange Guidelines	Bank Alignment	The Bank’s Governance Practices

Guideline 9
Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated, although some Board committees may include one or more inside directors.	✓	All Board committees are composed solely of directors who are “unrelated” and “independent”.
The Board has five committees: Audit, Conduct Review, Governance and Nominating, Human Resources and Management Compensation and Risk Review. The reports of each committee, including the names of the Chair and committee members, can be found commencing on page 12.
Guideline 10	✓
The Board should assume responsibility for, or assign to a committee of directors the general responsibility for, developing the approach to governance issues. This committee would, among other things, be responsible for the Bank’s response to these governance guidelines.
The Governance and Nominating Committee monitors best practices for governance worldwide and annually reviews the Bank’s governance practices to ensure that the Bank continues to exemplify high standards of corporate governance. Each year, the committee reviews all Board committee charters to ensure that they meet all applicable regulatory requirements as well as best practices. As previously mentioned, the full text of the charters can be found on the Bank’s web site.
The Governance and Nominating Committee is also responsible for the Bank’s response to the TSX governance guidelines.
Guideline 11	✓
The Board of directors, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management’s responsibilities. The Board should approve or develop corporate objectives which the CEO is responsible for meeting.
As noted in the response to Guideline 1, the Board’s Approval/Oversight Guidelines precisely define the roles and responsibilities of the Board and management and set out those matters requiring Board approval and those of which the Board must be advised following action by management.
Following review by the Governance and Nominating Committee, the Board annually approves its charter. The position description of the CEO is developed and approved by the Human Resources and Management Compensation Committee. The Committee, which is comprised exclusively of “unrelated” and “independent” directors, reviews and approves corporate objectives that the Chief Executive Officer is responsible for meeting each year. The committee also conducts the annual assessment of the Chief Executive Officer’s performance in relation to those objectives and reports the results of the assessment to the Board.
Guideline 12	✓
The Board should have in place appropriate structures and procedures to ensure it can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to ensure the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director sometimes referred to as the “lead director”. Appropriate procedures may involve the Board meeting on a regular basis without management present and may involve assigning the responsibility for administering the Board’s relationship to management to a committee of the Board.
In May 2004, the Board separated the roles of Chairman and Chief Executive Officer and appointed Mr. Galloway as non-executive Chairman of the Board. The Board has determined that the Chairman is “unrelated” and “independent” and has adopted a position description for the Chairman setting out his responsibilities and duties. The Chairman of the Board ensures that the Board operates independently of management and that directors have an independent leadership contact. He manages the affairs of the Board, ensuring that the Board functions effectively and meets its obligations and responsibilities, and leads the Board in the execution of its responsibilities to shareholders.
     At every Board meeting, the Chairman presides over a session at which only non-management directors are present; during fiscal 2004, ten such sessions were held. In addition, he presides at any other meetings of the non-management directors. It is also the practice of each Board committee to meet without management present during the course of its meetings.
If, at any Board meeting, a director or executive officer has a material interest in a matter being considered, such director or executive officer would not participate in discussions relating to the matter and would abstain from voting on the matter.

Bank of Montreal Proxy Circular	39

Schedule 1 – Governance Practices (continued)

Toronto Stock Exchange Guidelines	Bank Alignment	The Bank’s Governance Practices

Guideline 13
The Audit Committee should be composed only of outside directors. The roles and responsibilities of the Audit Committee should be defined to provide appropriate guidance to the Audit Committee members as to their duties. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.
✓	The Audit Committee is composed exclusively of directors who are “unrelated” and “independent”. In addition, the Board has determined that each member of the committee is “Financially Literate” and that each of Messrs. Chevrier and Orsino and Mme Saucier is an “Audit Committee Financial Expert” as such terms are defined under Canadian and U.S. securities laws. The roles and responsibilities of the committee are set out in the committee’s charter. The Audit Committee charter is reviewed by the committee and the Board at least annually, as are all committee charters.
     At each meeting of the Audit Committee, members of the committee meet separately (without management present) with the Chief Auditor and Shareholders’ Auditors to review specific issues.
     The committee members also meet annually with representatives of the Office of the Superintendent of Financial Institutions without management present.
     As outlined in its charter, the Audit Committee requires management to implement and maintain appropriate internal control. Annually the committee reviews and approves the internal control policy and Corporate Audit mandate. The committee meets quarterly with the Chief Auditor and management on matters of internal control. The committee pre-approves all non-audit work performed by the Shareholders’Auditors.
Additional information relating to the composition of the Audit Committee, the committee charter, the relevant education and experience of its members and the fees paid to the Shareholders’ Auditors in the last two fiscal years is set out under the heading “Audit Committee Information” in the Bank’s Annual Information Form dated December 14, 2004. The fees paid to the Shareholders’Auditors in the last two fiscal years can also be found on page 5 of this Proxy Circular.
Guideline 14
The Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Bank in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.
✓	Individual directors may engage outside advisors at the expense of the Bank in appropriate circumstances. The Governance and Nominating Committee coordinates such requests. There were no requests to hire outside advisors during fiscal 2004.
In addition, committee members are entitled to engage outside advisors to assist them in fulfilling their committee duties and responsibilities as necessary. During the year, the Governance and Nominating Committee engaged an outside consultant to compile the results of the Board surveys and to advise on other governance matters. Also, the Human Resources and Management Compensation Committee engaged outside consultants on compensation matters.

40	Bank of Montreal Proxy Circular

Schedule 1 – Charter of Expectations for Directors

The Bank has adopted a Charter of Expectations for Directors which sets out the specific responsibilities to be discharged by the Bank’s directors and the individual roles expected of them. The Charter also stipulates the personal and professional characteristics of directors. This stipulation forms a recruitment model for use in screening and selecting Board nominees.

Board Responsibilities

The Board of Directors is explicitly responsible for the stewardship of the Bank. To discharge this obligation, the Board should assume responsibility in the following areas:

Strategic Planning Process
•	Provide input to management on emerging trends and issues.
•	Review and approve management’s strategic plans.
•	Review and approve the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures.

Monitoring Tactical Progress
•	Monitor corporate performance against the strategic and business plans, including assessing operating results to evaluate whether the business is being properly managed.

Risk Assessment
•	Identify the principal risks of the Bank’s businesses and ensure that appropriate systems are in place to manage these risks.

Senior Level Staffing
•	Select, monitor, evaluate and, if necessary, replace the Chief Executive Officer and other senior executives, and ensure management succession.

Integrity
•	Ensure the integrity of the Bank’s internal control and management information systems.
•	Ensure ethical behaviour and compliance with laws and regulations, audit and accounting principles, and the Bank’s own governing documents.

Material Transactions
•	Review and approve material transactions not in the ordinary course of business.

Monitoring Board Effectiveness
•	Assess its own effectiveness in fulfilling the above and other Board responsibilities, including monitoring the effectiveness of individual directors.

Other
•	Perform such other functions as prescribed by law or assigned to the Board in the Bank’s governing documents.

Director Attributes

To execute these Board responsibilities, directors must possess certain characteristics and traits:

Integrity and Accountability
•	Directors must demonstrate high ethical standards and integrity in their personal and professional dealings, and be willing to act on – and remain accountable for – their boardroom decisions.

Informed Judgement
•	The ability to provide wise, thoughtful counsel on a broad range of issues ranks high among the qualities required in directors. They must develop a depth of knowledge of banking, in order to understand and question the assumptions upon which the strategic and business plans are based, and to form an independent judgement as to the probability that such plans can be achieved.

Financial Literacy
•	One of the most important roles of the Board is to monitor financial performance. To do this, directors must have a high level of financial literacy. They should know how to read financial statements, and they should understand the use of financial ratios and other indices for evaluating company performance.

Mature Confidence
•	Teamwork
Directors who value Board and team performance over individual performance, and who possess respect for others, facilitate superior Board performance.

•	Communication
Openness to others’ opinions and the willingness to listen should rank as highly as the ability to communicate persuasively. Directors must approach others assertively, responsibly and supportively, and be willing to raise tough questions in a manner that encourages open discussion.

Track Record and Experience
•	In today’s highly competitive world, only companies capable of performing at the highest levels are likely to prosper. Directors must bring a history of achievement that reflects high standards for themselves and others.

Bank of Montreal Proxy Circular	41

Schedule 2 – Shareholder Proposals

The following eight shareholder proposals have been submitted for consideration at the Annual Meeting of Shareholders. The Bank is legally required to include these proposals in this Proxy Circular. For the reasons discussed below, the Board of Directors and management of the Bank recommend that shareholders vote AGAINST each of the proposals.

The Association for the Protection of Quebec Savers and Investors Inc. (APEIQ), 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3, has submitted three proposals. These proposals and the APEIQ’s supporting comments (translated from French into English) are set out verbatim, in italics, below.

Proposal No. 1

It is proposed that the Bank limit to10 the number of years during which an independent director may sit on the board.
     The complexity of the financial, technological and political environments in which corporations operate requires that new directors be allowed some time to familiarize themselves with such environments. Therefore, it is normal for a director to sit on the board for a few years after having gained a good understanding of the corporation’s challenges.
     Change is also part of a corporation’s evolution. Therefore, it is in the interest of corporations to regularly renew their board of directors by calling upon persons that not only bring new expertise but can also analyse the corporation’s challenges from a certain distance. Warren Buffet, who has a profound understanding of how boards of directors work, has on numerous occasions denounced the conformity that prevails in boardrooms and emphasized the difficulties linked to directors’ loss of objectivity and critical capacity. The constant renewal of independent directors is aimed at preventing the negative effects of an extended presence on the board of directors of a corporation, including the reduced ability to perceive and analyse and the non expression of opinions that could disturb colleagues or executives.

THE BOARD OF DIRECTORS RECOMMENDS THAT
SHAREHOLDERS VOTE AGAINST THIS PROPOSAL
FOR THE FOLLOWING REASONS:

Any requirement that renders a person ineligible as a director of the Bank based on an arbitrary length of service is both unnecessary and not in the best interests of the Bank or its shareholders. The Bank is of the view that competency and contribution, not length of tenure, should be the principal determinants for ongoing service on the Board.

     The Board has in place an in-depth annual peer review which requires each director to annually rate the performance of each of the other directors against the standard required by the Board’s Charter of Expectations for Directors. This review measures performance and contribution on a wide variety of topics, including strategic insight, financial literacy, business judgment, accountability, communication and participation. This and other procedures help ensure that a director who does not contribute meaningfully to the deliberations of the Board does not remain on the Board. Also, a director who fails to attend a minimum of 75% of the Board and applicable Board Committee meetings is required to submit his or her resignation.
     Through the Board’s procedures, the vitality of the Board is continually assessed to ensure an appropriate mix of experience and skills. This is especially important given the complexity of the Bank and its operations. Board policies also require that a person who has attained age 70 not stand for election to the Board.
     The Board believes that its procedures ensure that all its members are fully engaged as active and contributing directors.

The Board of Directors recommends that shareholders vote against Proposal No. 1.

Proposal No. 2

It is proposed that the Bankof Montreal implement the cumulative voting procedure for the election of the members of the board of directors in order to allow minority shareholders to play a greater role in the appointment of directors.
     Electing members of the board of directors is one of the basic rights of shareholders. The sound governance codes adopted by various countries encourage the enhancement of the processes for selecting and electing directors. Cumulative voting exists in Canadian law to promote the expression of the will of minority shareholders during the process of electing a corporation’s directors. This mechanism allows a shareholder to cast all or part of the votes he or she holds on one or more of the corporation’s director nominees. In order for shareholders to benefit from cumulative voting, the corporation must implement such a procedure. Given the responsibilities of the board of directors in monitoring senior executives and its duties to protect the interests of the shareholders and the corporation, it is necessary that shareholders play a greater role in the appointment of directors of business corporations.

42	Bank of Montreal Proxy Circular

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

It is in the best interests of all shareholders that the Bank have a well balanced Board which represents the interests of all shareholders on an equal basis and not the special interests of any particular group of shareholders. This is achieved by presenting for election a slate of directors with the breadth and diversity of experience and skills to work effectively together on behalf of all shareholders. Cumulative voting allows a shareholder to vote all of his or her shares in favour of a single candidate for election as a director. As a result, the holders of a comparatively small percentage of the outstanding shares are able to support the election of a single director who could advance their particular interests. Cumulative voting is designed primarily for situations where there is a controlling or significant shareholder to allow the minority shareholders to elect a representative on the Board. As no shareholder is permitted under the Bank Act to own more than 10% of any class of Bank shares without Minister of Finance approval or to control the Bank, cumulative voting is neither required nor appropriate with respect to the Bank.
     It is the responsibility of the Governance and Nominating Committee of the Board, which is comprised entirely of independent directors, to recommend to the Board all candidates being proposed for nomination as directors. Accordingly, the selection of director candidates is completely outside the control of management. The Governance and Nominating Committee annually reviews the composition of the Board to ensure it is comprised of persons having the skills and experience necessary to allow it to supervise the business and affairs of the Bank, and a Charter of Expectations for Directors has been adopted by the Board which stipulates the personal and professional characteristics expected of its directors. These procedures ensure the optimal mix of skills and talents required for overall Board effectiveness.
     The Board believes its current procedures provide all shareholders with effective representation on an equal basis.

The Board of Directors recommends that shareholders vote against Proposal No. 2.

Proposal No. 3

It is proposed that the Bank of Montreal replace the executive stock option plan by a share compensation plan granting restricted shares to be held for a minimum of two years.
     Having contributed to undermine the credibility of compensation policies of corporations, stock option plans must be eliminated. Such plans are unfair for shareholders as a whole and it has been proven that they are incompatible with long-term management.
     From the shareholders’ point of view, granting restricted shares would motivate executives to manage as owners with more long-term goals. Moreover, senior executive compensation costs would be more readily identifiable in financial statements. It is important to grant restricted shares with a minimum two-year hold period, which would compel executives to hold them for a time before disposing of them. Therefore, executives will be less inclined to look for short-term profit. That is why many US corporations have chosen to replace stock option plans by share compensation plans granting restricted shares.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

The Human Resources and Management Compensation Committee of the Board, which is comprised entirely of independent directors, evaluates the Bank’s executive compensation programs. Senior executives’ compensation, through an appropriate mix of base salary, short-term incentives, performance units issued under the Bank’s Mid-Term Incentive Plan (the value of which is tied to the Bank’s share price) and stock options, is aligned with increasing shareholder value. The percentage mix of each varies based on the executive’s level of responsibility and is established through regular reviews of competitive practice.
     Under the Bank’s Stock Option Plan, stock option vesting is based on a combination of time-based vesting and performance-based vesting which is linked to Common Share price increases. The Bank’s Stock Option Plan pioneered the concept of price performance options, rendering these options worthless unless share price growth surpasses aggressive share price thresholds. All executives have a portion of their options subject to a share price increase hurdle of 50% over the exercise price. Senior executives have ⅓ of their annual option grant subject to a 100% share price increase hurdle, ⅓ subject to a 50% share price increase hurdle and the remaining ⅓ subject to time-based vesting. The performance-based options are directly linked to increased shareholder value and have no value to the executive unless these thresholds are met. To the best of our knowledge, the Bank is the only bank in Canada that so closely aligns executive long-term incentive awards with sustained shareholder returns.

Bank of Montreal Proxy Circular	43

Schedule 2 – Shareholder Proposals (continued)

     The Bank has also implemented guidelines which stipulate substantial minimum stock holding requirements for executives which are proportional to the executive’s compensation and position in order to further align their interests with increasing shareholder value. For example, the minimum required holding for the Chief Executive Officer is seven times salary. Executives are expected to meet these minimum ownership requirements within three years of their appointment. Currently, all of the Named Executive Officers set out in the Bank’s Proxy Circular meet their stock holding requirements.

     The Board of Directors is of the opinion that the Bank’s current stock option plan, with its performance hurdles, aligns senior executive compensation with increased shareholder value over the long term. The Bank must have the flexibility to provide the appropriate mix of incentives within its compensation packages for its employees, including with respect to stock options, and not be bound by arbitrary and inflexible rules.

The Board of Directors recommends that shareholders vote against Proposal No. 3.

Mr. Yves Michaud of 4765 Meridian Avenue, Montreal, Quebec H3W 2C3, has submitted two proposals. These proposals and Mr. Michaud’s supporting comments (translated from French to English) are set out verbatim, in italics, below.

Proposal No. 4

It is proposed that the Bank proceed with the closing of its subsidiary or subsidiaries in tax havens
     Tax havens represent a serious threat to sound capitalism by facilitating tax evasion and tax fraud as well as illegal activities of money laundering and other financial transactions by criminal organisations, some of which are linked to international terrorism. Canadian taxpayers suffer from this situation. To encourage such practice, to participate largely in it as the banks do, is to deprive Canada and federal states from revenues that otherwise would go to health, education, research and economic development. In April 2001, the OECD published a report on offshore centers, in which member countries are asked to “(...) put in place measures to restrict distortions that a harmful tax competition introduces in investment decisions and their consequences on nations’ tax basis.” Denis Desautels, former Auditor General of Canada, and Mrs. Sheila Fraser have also raised the serious problems linked to tax treaties entered into with countries practising harmful tax competition such as Barbados, the Bahamas and Bermuda.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

The Board strongly disagrees with the statement in this shareholder’s proposal that the Bank encourages or participates in tax evasion or tax fraud. The Bank fully supports and is compliant with all rules and regulations enacted by both Canada and the foreign jurisdictions in which it carries on its business to detect and deter tax evasion, terrorist activity and organized crime.

     The OECD Report of 2001 referred to in this shareholder’s proposal has been superseded by the 2004 OECD Progress Report which states that all countries named in the 2001 Report have made significant commitments to transparency and effective exchange of information for civil and criminal tax matters except for the countries of Andorra, Liechtenstein, Liberia, Monaco and the Marshall Islands. The Bank does not carry on any business in these locations or in other locations we consider inappropriate from a reputation or risk perspective.

The Board of Directors recommends that shareholders vote against Proposal No. 4.

Proposal No. 5

It is proposed that the board of directors of the Bank establish a wage ceiling for senior executives of the Bank and its subsidiaries, including any form of compensation and benefits.
     The indecent compensation of senior executives outrages tens and even hundreds of thousands of shareholders who helplessly witness a full-fledged rush towards unjust enrichment which is disconnected from the actual success of the corporation. In his latest book, “LES MENSONGES DE L’ÉCONOMIE”, Kenneth Galbraith writes “Market economy is based on a myth for the greatest profit of a few insiders. Corporate executives are the only individuals in a position to set their own wages at exorbitant levels. In this world of fools, the inertia of market regulators, the helplessness of shareholders, the collusion of interests and the incompetence of many financial experts are unlikely to reverse the trend”.
     These extravagant compensations continuously tempt executives to put their personal interests before those of shareholders. The reports of so-called compensation experts, which are not made public to shareholders, are shenanigans. Their interests go in the same direction as those of the management and the compensation committee. The first duty of the members of the board of directors is to safeguard the interests of shareholders. In this regard, they have a duty of absolute obligation to stop this rush towards compensation that has become more and more scandalous.

44	Bank of Montreal Proxy Circular

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

It is critical that the Bank provide a competitive compensation package in order to attract and retain the best qualified persons. To ensure the integrity and independence of the process for executive compensation, the Human Resources and Management Compensation Committee of the Board, which is comprised entirely of independent directors, engages independent compensation consultants and reviews at least annually the compensation levels of executives in similar positions with comparable organizations in Canada and the United States.

     The Human Resources and Management Compensation Committee also assesses the performance of the Chief Executive Officer and determines his compensation in relation to the Bank’s performance.
     The Bank has created a strong performance culture through its compensation arrangements. A significant component of senior executives’ total compensation varies with the operating performance of the Bank. Such compensation may only be earned by meeting challenging performance goals which are designed to ensure that the interests of executives are aligned with those of shareholders. For example, the Bank’s Stock Option Plan pioneered the concept of price performance options, rendering these options worthless unless share price growth surpasses aggressive share price thresholds. The Bank has also implemented guidelines which stipulate substantial minimum stock holding requirements for executives which are proportional to the executive’s compensation and position in order to further align their interests with increasing shareholder value. For example, the minimum required holding for the Chief Executive Officer is seven times salary.
     The Board believes that the Bank’s executive compensation arrangements are appropriate and drive performance for the benefit of shareholders. It is not in the best interests of the Bank or its shareholders to be bound by arbitrary rules that would hinder the Bank’s competitive position.

The Board of Directors recommends that shareholders vote against Proposal No. 5.

Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2, has submitted three proposals. These proposals and Mr. Verdun’s supporting comments are set out verbatim, in italics, below.

Proposal No. 6

Candidates for Director must receive at least 75% support.
     Shareholders of the Bank acknowledge the commitment that the Board and Management made last year to apply industry-leading standards to all matters relating to corporate governance. In this context, all candidates for election to the Board of Directors must henceforth earn an “A” grade in the voting by the shareholders. Specifically, no candidate shall be elected to the Board of Directors unless that individual receives the support of at least 75% of the voting shareholders. This policy shall be implemented in full compliance with the Bank Act. Specifically, if fewer than seven Directors receive the support of 75% of the voting shareholders, then the required minimum of seven shall be determined by those who receive the most votes, in accordance with section 167 (1) of the Bank Act, even if more than 25% of voting shareholders have withheld their support.

Shareholder’s Explanation:

The Bank Act clearly intends that Directors should be chosen in contested elections. However, as long as standard corporate practice prevents truly-democratic elections, no Director has a valid mandate unless shareholders have a realistic opportunity of casting a meaningful vote. The 75% threshold is high enough to be meaningful but not so high as to encourage irresponsible protest votes. Nortel Networks Corporation has a bylaw that requires its candidates to receive a minimum of 66.7% of the votes cast by shareholders in order to be elected as Directors. If a company with such a disgraceful reputation accepts Directors who earn only a “B” grade from the company’s owners, the shareholders of this Bank should accept nothing less than an “A” standard. The Bank of Montréal does not want to find itself in a position similar to that of the Bank of Nova Scotia, which last year “elected” Gerald Schwartz as a Director, even though he had the worst attendance record of any Director of any major Canadian bank, and he was supported by only 61.3% of the voting shareholders.

Bank of Montreal Proxy Circular	45

Schedule 2 – Shareholder Proposals (continued)

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

It may not be possible to implement a proposal of this nature due to the specific provisions governing banks under the Bank Act. In addition, for the reasons set out below, this proposal is not necessary for the Bank.

     It is in the best interests of all shareholders that the Bank have a well-balanced Board. This is achieved by presenting for election a slate of directors with the breadth and diversity of experience and skills to work effectively together on behalf of all shareholders.
     It is the responsibility of the Governance and Nominating Committee of the Board, which is comprised entirely of independent directors, to recommend to the Board all candidates being proposed for nomination as directors. Accordingly, the selection of director candidates is completely outside the control of management. The Governance and Nominating Committee assesses the composition and size of the Board and proposes a slate of directors which offers an optimal mix of skills, talents and experience. This, together with the Committee’s role in monitoring and assessing the performance of directors, ensures that the Board and individual directors are functioning effectively for the benefit of all shareholders.
     Historically, directors standing for election have received well in excess of 90% of votes and in most cases close to 100%. Given the procedures used by the Board in ensuring a balanced and effective slate of directors, this shareholder’s proposal is not relevant or necessary for the Bank.

The Board of Directors recommends that shareholders vote against Proposal No. 6.

Proposal No. 7

Directors who change principal occupation shall resign.
     Shareholders of the Bank acknowledge the commitment that the Board and Management made last year to apply industry-leading standards to all matters relating to corporate governance. In this context, it shall be the policy of the Bank to require any Director who experiences a significant change in principal occupation to resign as soon as practical. (A promotion within the same company shall not constitute a change for the purpose of this policy.) A Director who resigns may return to the Board if he or she achieves the necessary level of support from the voting shareholders at the next general meeting. The Board shall have the discretion to decline the resignation in the case of an individual who has already been given a major leadership position, such as chairing the Board itself or the Bank’s audit committee, in order to ensure continuity in a key role.
Shareholder’s Explanation:
The Bank already has an internal policy requiring such resignations, but this proposal would make it formal and transparent. The Board’s nominating committee weighs several factors in its selection of candidates for Director, but the most significant is the individual’s current principal occupation. If a Director leaves his or her position or profession, it is an obvious time for the shareholders to reassess the appropriateness of the individual’s continued membership on the Board. Directors who successfully stand for re-election would have renewed mandates in their changed circumstances, which would strengthen their ability to represent the shareholders independently and effectively. A formal policy requiring all Directors who change principal occupation to resign avoids placing the Bank in the potentially-difficult position of having to remove an individual who has lost his or her position due to a scandalous situation.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

The Bank has had in place for over twenty years procedures which more appropriately address the concern raised by this shareholder’s proposal. Under the Bank’s procedures, on a change in principal occupation, a director is required to submit his or her resignation to the Governance and Nominating Committee of the Board. The Governance and Nominating Committee is comprised entirely of independent directors. The Governance and Nominating Committee will make a recommendation to the Board to either accept or decline to accept the director’s resignation depending on the circumstances involved. This allows the Governance and Nominating Committee to assess the situation at the time of change, including the nature of the change, its impact on Board and Board Committee composition and other relevant factors. Depending on the circumstances, there may be no reason for the director to leave the Board.

     The Bank’s current procedures are much more appropriate and flexible than the arbitrary approach required by this shareholder’s proposal in which the director would be forced to leave the Board regardless of the circumstances.
     The Board requires the flexibility to deal with situations involving a change in the principal occupation of a director in a thoughtful and reasoned manner by assessing all relevant considerations at the time. It is not in the best interests of the Bank or its shareholders to be bound by arbitrary and inflexible policies when current procedures more appropriately address this issue.

The Board of Directors recommends that shareholders vote against Proposal No. 7.

46	Bank of Montreal Proxy Circular

Proposal No. 8

Fairness in credit-card operations.
     In setting operating policies and dealing with disputes involving credit-card transactions, the Bank shall place the interests of its cardholder clients ahead of the concerns of merchants and others who receive payments through the credit-card system. If there are any policies in the international agreements with the credit-card operators that favour merchants over cardholders, the Bank shall use its best efforts to correct any policies that do not treat its retail clients fairly and equitably. In any situations that call for discretionary decisions, the Bank shall take the side of its cardholder clients, provided that the Bank has evidence that the cardholder’s side is reasonable.

Shareholder’s Explanation:

Current policies favour merchants over individual clients. In the competitive marketplace, it is unwise for the Bank to endanger its profitable credit-card business by neglecting the rights of its own clients. Merchants submitting claims for payment through credit-card accounts must be held to the highest possible standards.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

The Bank is committed to providing superior service to all its customers, whether cardholders, merchants or others. It does not favour merchants over cardholders and would not support a policy which favours one group of customers over another as suggested by this shareholder’s proposal.

     The Bank is not aware of any policies established by MasterCard International, the operator of the MasterCard system, that discriminate against cardholders.
     The Board strongly believes that a shareholder proposal is not the proper forum to debate the matters raised by this shareholder. Rather, procedures exist within the Bank to address grievances involving product offerings, which are available to all customers. As part of these procedures, there is a comprehensive dispute resolution process within the Bank, including a right to appeal decisions to the Bank of Montreal Ombudsman, John Graham (telephone 1-800-371-2541).

The Board of Directors recommends that shareholders vote against Proposal No. 8.

Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2, has submitted a proposal which has been withdrawn based on the Bank’s confirmation as described below. The withdrawn proposal dealt generally with proxy voting procedures for Canadian mutual funds managed by subsidiaries of the Bank.
     The Bank supports in principle the concept that proxy voting policies and procedures shall be established and disclosed and updated in a timely manner with respect to the voting of shares owned by the Canadian mutual funds which are managed by subsidiaries of the Bank. The Bank’s subsidiary mutual fund managers shall meet or exceed all standards required by Canadian regulators with respect to this disclosure issue, subject to any additional approvals that may be required with respect to these standards from the Trustees of the funds.

Ethical Funds Inc., 800-1111 West Georgia Street, Vancouver, British Columbia V6E 4T6, has submitted a proposal which has been withdrawn based on the Bank’s confirmation as described below. The withdrawn proposal dealt generally with the Bank issuing a report assessing the endorsement of the Equator Principles with respect to project financings.
     The Bank confirms that it will, by end of fiscal 2005, put into place procedures to adopt the Equator Principles with respect to project financings.

Bank of Montreal Proxy Circular	47

Schedule 2 – Shareholder Proposals (continued)

The Association for the Protection of Quebec Savers and Investors Inc. (APEIQ), 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3, has submitted a proposal which has been withdrawn based on the Bank’s confirmation as described below. The withdrawn proposal dealt generally with prohibiting the Bank from having business relations with its external auditors other than for audit and audit-related services. In withdrawing its proposal APEIQ has also requested that certain information be published with respect to the Bank’s current Auditor Independence Policy. The following information has been provided by the Bank to address this request.
     The Bank has previously adopted a very stringent Auditor Independence Policy which limits the Shareholders’ Auditors in providing services not related to the audit. All services provided by the Shareholders’ Auditors must be pre-approved by the Audit Committee of the Board. Under the Bank’s Auditor Independence Policy, approval of services is closely monitored to ensure the independence of the Shareholders’ Auditors. Procedures include:
•	The Audit Committee of the Board pre-approves all audit and accounting services provided by the Shareholders’ Auditors. The nature of such services is strictly defined in the Auditor Independence Policy.
•	Any other permitted services, as strictly defined under the Auditor Independence Policy, which may be performed by the Shareholders’ Auditors must be reviewed by the Chief Financial Officer of the Bank and, if appropriate, recommended to the Audit Committee for the Audit Committee’s pre-approval.
•	The Shareholders’ Auditors must formally attest quarterly to the Audit Committee with respect to their independence and compliance with the Bank’s Auditor Independence Policy and applicable regulatory independence requirements.

Disclosure of fees paid to the Shareholders’ Auditors can be found under Business of the Meeting – Appointment of Auditors on page 5 of the Proxy Circular.

Bank of Montreal Proxy Circular	48